Form 10-K/A, Exhibit 13
period 1994-12-31
SERVICEMASTER LTD PARTNERSHIP
filed 1996-03-05
CIK 806027

Summary of Significant Accounting Policies

Basis of Consolidation: The consolidated financial statements include the accounts of ServiceMaster Limited Partnership and its majority-owned subsidiary partnerships and corporations, collectively referred to as the Partnership. Intercompany transactions and balances have been eliminated in consolidation. Investments in unconsolidated subsidiaries representing ownership of at least 20% but less than 50% are accounted for under the equity method. Certain immaterial 1993 and 1992 amounts have been reclassified to conform with the 1994 presentation.

Revenues: Revenues from termite, pest control, and lawncare services are recognized as the services are provided. Revenues from franchised services consist of initial franchise fees received from the sales of licenses, sales of products to franchisees, and continuing monthly fees based upon franchise revenue.

     Home service contract fees are recognized as revenues over the life of the contract. Customers' coverage under home service contracts is on a "claims made" basis and contract costs are expensed as incurred.

     Revenues from Management Services consist of contract fees for services rendered and reflect the total price of such services. Where the Partnership principally uses people who are employees of the facility, the payroll costs for such employees are charged to the Partnership by the facility and are included in "Cost of services rendered and products sold" in the Consolidated Statements of Income. Receivables from the facilities are reflected in the Consolidated Statements of Financial Position at the net amount due, after deducting from the contract price all amounts chargeable to the Partnership.

Inventory Valuation: Inventories are valued at the lower of cost (first-in, first-out basis) or market. Inventory costs include material, labor, and factory overhead and related handling costs. Raw materials represent approximately 3% of the inventory value at December 31, 1994. The remaining inventory is finished goods to be used on the customers' premises or sold to franchisees.

Depreciation and Amortization: Plant and equipment used in the business are stated at cost and are depreciated over their estimated useful lives using the straight-line method for financial reporting purposes. Amortization of contract rights, trade names, goodwill, and other intangible assets is computed using the straight-line method over periods ranging from ten to forty years for financial reporting purposes.

Income Taxes: The Partnership is treated as a publicly-traded partnership for federal and state income tax purposes for lines of business existing at December 16, 1987. This tax holiday expires at the end of 1997, after which the Partnership will be taxed as a corporation. During the intervening period, all Partnership shareholders are responsible for federal and state income taxes on their proportionate share of taxable income and are entitled to a proportionate share of tax deductions and credits.

     In January, 1992, the Partnership's shareholders approved a tax-free Plan of Reorganization to return to corporate form on or before December 31, 1997, at the discretion of the ServiceMaster
Board of Directors.

     International operations are subject to local income taxes.

Income Per Share: Income per share is based on the weighted average number of common and common equivalent shares outstanding during the year. Shares potentially issuable under option and subscription plans have been considered common equivalent shares.


            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of ServiceMaster Limited Partnership

     We have audited the accompanying consolidated statements of financial position of SERVICEMASTER LIMITED PARTNERSHIP (organized under the laws of the State of Delaware) AND SUBSIDIARIES, as of December 31, 1994 and 1993, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ServiceMaster Limited Partnership and Subsidiaries as of December 31, 1994 and 1993, and the consolidated results of operations and cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.


                         ARTHUR ANDERSEN LLP

Chicago, Illinois
January 24, 1995

                      STATEMENTS OF INCOME
              (In thousands, except per share data)
                                         Years Ended December 31,

                                         1994      1993      1992
                                         ----      ----      ----

Operating Revenue                  $2,985,207$2,758,859$2,488,854

Operating Costs and Expenses:
Cost of services rendered
   and products sold . . . . . . . .2,350,011 2,192,684 2,029,710
Selling and administrative
   expenses                           421,170   393,131   326,477
Restructuring charges                     ---       ---    70,235
                                    --------- --------- ---------
Total operating costs and
   expenses                         2,771,181 2,585,815 2,426,422
                                    --------- --------- ---------

Operating Income                      214,026   173,044    62,432

Non-operating Expense (Income):
Interest expense . . . . . . . . . . . 31,543    32,483    32,155
Interest income                       (5,389)   (5,882)   (4,433)
Gain on issuance of subsidiary
   shares                                 ---  (30,200) (105,306)
Minority interest, including
  General Partners' 2%
  interest which totalled
  $2,829 in 1994,
  $2,979 in 1993, and $2,478
  in 1992                              45,234    28,550     9,218
                                    --------- --------- ---------

Income before Income Taxes . . . . . .142,638   148,093   130,798
Provision for income taxes . . . . . . .2,755     2,146     1,233
                                    --------- --------- ---------

Income before Cumulative
Effect of Change in
Accounting Principle . . . . . . . . .139,883   145,947   129,565
                                    --------- --------- ---------
Cumulative effect of change
  in accounting for
  postretirement medical
  benefits                                ---       ---     7,500
                                    --------- --------- ---------
Net Income                           $139,883  $145,947  $122,065
                                    ========= ========= =========

Net Income Per Share                    $1.81     $1.90     $1.61
                                    ========= ========= =========


Based on 77,438 shares in 1994, 76,846 shares in 1993, and 75,688 shares in 1992. All share and per share data reflect the three-for-two share splits in 1993 and 1992.

See accompanying Summary of Significant Accounting Policies and
Notes to the Consolidated Financial Statements.

                STATEMENTS OF FINANCIAL POSITION
                         (In thousands)
                                           As of December 31,
                                             1994        1993
                                             ----        ----

Assets

Current Assets:

Cash and marketable securities,
consisting of:
  Cash and cash equivalents of
    $14,333 in 1994 and $17,271
    in 1993
  Marketable securities of $20,111
    in 1994 and $15,459 in 1993. . . .    $34,444     $32,730
Receivables, less allowances of
  $20,114 in 1994 and $19,438
  in 1993. . . . . . . . . . . . . . .    211,714     173,278
Inventories. . . . . . . . . . . . . .     36,062      37,870
Prepaid expenses and other assets. . .     48,825      47,447
   . . . . . . . . . . . . . . . . . .   --------    --------
  Total current assets . . . . . . . .    331,045     291,325
   . . . . . . . . . . . . . . . . . .   --------    --------

Property, Plant, and Equipment, at Cost:
Land and buildings . . . . . . . . . .     45,043      33,088
Equipment. . . . . . . . . . . . . . .    215,144     193,364
   . . . . . . . . . . . . . . . . . .   --------    --------
   . . . . . . . . . . . . . . . . . .    260,187     226,452

Less: Accumulated depreciation . . . .    131,739     110,677
   . . . . . . . . . . . . . . . . . .   --------    --------
Net property, plant, and equipment . .    128,448     115,775
   . . . . . . . . . . . . . . . . . .   --------    --------
Other Assets:
Contract rights, trade names,
  goodwill, and other, less accumulated
  amortization of $105,619 in 1994
  and $84,296 in 1993. . . . . . . . .    686,309     604,613
Investment in Norrell Corporation. . .        ---      26,948
Notes receivable, long-term securities,
  and other assets . . . . . . . . . .     85,037      83,800
   . . . . . . . . . . . . . . . . . .   --------    --------
  Total Assets . . . . . . . . . . . . $1,230,839  $1,122,461
   . . . . . . . . . . . . . . . . . .  =========   =========

Liabilities and Shareholders' Equity

Current Liabilities:
Accounts payable . . . . . . . . . . .    $44,272     $34,154
Accrued liabilities:
  Payroll and related expenses . . . .     53,605      47,883
  Insurance and related expenses . . .     34,120      32,299
  Other. . . . . . . . . . . . . . . .     79,513      58,739
Deferred revenues. . . . . . . . . . .     84,658      66,865
Current portion of long-term
  obligations. . . . . . . . . . . . .      8,227       4,612
   . . . . . . . . . . . . . . . . . .   --------    --------
  Total current liabilities. . . . . .    304,395     244,552
   . . . . . . . . . . . . . . . . . .   --------    --------

Long-Term Debt . . . . . . . . . . . .    386,511     384,509
Other Long-Term Obligations. . . . . .     97,395      86,668

Commitments and Contingencies
  (see Notes). . . . . . . . . . . . .

Minority and General Partners' Interests
  including General Partners'
  interest of $1,516 in 1994
  and $1,576 in 1993 . . . . . . . . .    135,272     117,513

Shareholders' Equity:
Limited partners' equity -
  78,055 shares issued
  in 1994 and 1993 . . . . . . . . . .    364,673     328,320
Treasury shares at cost -
  2,033 shares in 1994
  and 1,629 shares in 1993 . . . . . .   (48,497)    (29,571)
Share subscriptions receivable
  and restricted shares -
  810 shares in 1994
  and 872 shares in 1993 . . . . . . .    (8,910)     (9,530)
   . . . . . . . . . . . . . . . . . .   --------    --------

  Total shareholders' equity . . . . .    307,266     289,219
   . . . . . . . . . . . . . . . . . .   --------    --------
  Total Liabilities and
  Shareholders' Equity . . . . . . . . $1,230,839  $1,122,461
   . . . . . . . . . . . . . . . . . .  =========   =========

All share data reflects the three-for-two share split in 1993.

See accompanying Summary of Significant Accounting Policies and
Notes to the Consolidated Financial Statements.

                    STATEMENTS OF CASH FLOWS
                    (In thousands of dollars)
                                         Years Ended December 31,

                                         1994      1993      1992
                                         ----      ----      ----

Cash and Cash Equivalents
  at January 1                        $17,271   $27,576   $32,082

Cash Flows from Operations:
Net Income                            139,883   145,947   122,065
  Adjustments to reconcile net income to
  Net cash provided from operations:
  Depreciation                         32,885    29,674    27,017
  Amortization                         21,323    20,282    19,322
  Gain on issuance of subsidiary
    shares (see Notes)                    ---  (30,200) (105,306)
  Restructuring charges
    (see Notes)                           ---       ---    70,235
  Cumulative effect of change
    in accounting principle               ---       ---     7,500
 Change in working capital,
  net of acquisitions:
    Receivables                      (21,957)   (17,468)   11,428
    Inventories and other
      current assets                    1,213   (13,681)   27,111
    Accounts payable                    5,081        32  (18,795)
    Deferred revenues                  10,751    20,367  (16,239)
    Accrued liabilities                18,254     1,265     (876)
 Minority interest and
   other, net                          46,430    12,885    11,358

                                    --------- --------- ---------

Net Cash Provided from
  Operations                          253,863   169,103   154,820

                                    --------- --------- ---------

Cash Flows from Investing Activities:
   Business acquisitions,
     net of cash acquired            (90,250)  (71,533) (117,262)
   Property additions                (32,202)  (33,113)  (25,684)
   Investment activity in
     Norrell Corporation               29,021     5,524   (1,454)

   Notes receivable and
     financial investments            (9,043)   (5,426)  (10,782)

   Net sales (purchases) of
     securities                       (4,594)     (774)   (5,463)
   Sale of equipment and
     other assets                       2,229     4,639       602
   Payments to sellers of
     acquired businesses              (2,223)   (2,750)   (4,836)
                                    --------- --------- ---------
Net Cash Used for Investing
  Activities                        (107,062) (103,433) (164,879)

                                    --------- --------- ---------

Cash Flows from Financing Activities:
   Distributions to shareholders
     and shareholders' trust         (89,153)  (79,123)  (68,572)
   Payment of long-term debt
     and other long-term
     obligations                     (77,405) (155,974)  (32,004)
   Short-term borrowings, net          75,904   111,652   118,949
   Purchase of treasury shares       (41,266)  (11,254)  (18,888)
   Redemption of preferred
     stock                           (14,650)       ---       ---
   Distributions to holders
     of minority interests           (13,088)  (14,258)     (372)
   Proceeds from employee
     share option plans                 5,274     5,341     5,028
   Proceeds from issuance of
     subsidiary shares                    ---    68,000       ---
   Other                                4,645     (359)     1,412
                                    --------- --------- ---------
Net Cash Provided from (Used for)
  Financing Activities              (149,739)  (75,975)     5,553
                                    --------- --------- ---------

Cash Decrease During the Year         (2,938)  (10,305)   (4,506)
                                    --------- --------- ---------
Cash and Cash Equivalents
  at December 31                      $14,333   $17,271   $27,576
                                    ========= ========= =========

See accompanying Summary of Significant Accounting Policies and
Notes to the Consolidated Financial Statements.

                            STATEMENTS OF SHAREHOLDERS' EQUITY
                             (In thousands, except share data)
                                               Subscriptions        Limited          Total
                                     Treasury   & Restricted      Partners'  Shareholders'
                                       Shares         Shares         Equity         Equity
                                    ---------      ---------      ---------      ---------

Balance, December 31, 1991 . . .   $  (20,981)   $   (14,580)   $   157,542    $   121,981

Net income 1992. . . . . . . . .                                    122,065        122,065
Shareholder distributions. . . .                                    (68,572)       (68,572)
Shares issued under option,
  subscription, and
  grant plans, and
  other (1,244,418 shares) . . .        2,897          3,931         (2,660)         4,168
Treasury shares purchased
  and related costs
  (1,094,224 shares) . . . . . .      (18,888)                                     (18,888)
Share subscriptions paid or
  terminated (10,212 shares) . .         (108)           108                           ---
Shares issued for acquisition
  of Terminix
  minority interest. . . . . . .                                     48,905         48,905
 . . . . . . . . . . . . . . . .    ---------      ---------      ---------      ---------

Balance, December 31, 1992 . . .   $  (37,080)   $   (10,541)   $   257,280    $   209,659

Net income 1993. . . . . . . . .                                    145,947        145,947
Shareholder distributions. . . .                                    (79,123)       (79,123)
Shares issued under option,
  subscription, and
  grant plans, and
  other (294,594 shares) . . . .        8,995          1,011         (3,691)         6,315

Treasury shares purchased
  and related costs
  (536,592 shares) . . . . . . .      (11,254)                                     (11,254)
Shares issued for acquisitions .        9,768                         7,907         17,675
 . . . . . . . . . . . . . . . .    ---------      ---------      ---------      ---------

Balance, December 31, 1993 . . .   $  (29,571)   $    (9,530)   $   328,320    $   289,219

Net income 1994. . . . . . . . .                                    139,883        139,883
Shareholder distributions. . . .                                    (89,153)       (89,153)
Shares issued under option,
  subscription, and
  grant plans, and
  other (434,310 shares) . . . .       17,449            620        (15,156)         2,913
Treasury shares purchased
  and related costs
  (1,704,222 shares) . . . . . .      (41,266)                                     (41,266)
Shares issued for acquisitions .        4,891                           779          5,670
 . . . . . . . . . . . . . . . .    ---------      ---------      ---------      ---------
Balance, December 31, 1994 . . .   $  (48,497)   $    (8,910)   $   364,673    $   307,266
 . . . . . . . . . . . . . . . .    =========      =========      =========      =========

All share and per share data reflect the three-for-two share splits in 1993 and 1992.

See accompanying Summary of Significant Accounting Policies and Notes to the Consolidated Financial Statements.

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Business Unit Reporting

     The business of the Partnership is conducted through the ServiceMaster Consumer Services, ServiceMaster Management Services, and New Business Development and Parent operating units. The New Business Development unit includes ServiceMaster Diversified Health Services and the International operations of the Partnership, which have been grouped with Parent due to the developmental status of these businesses.

     Information relative to the accounting policies used by the Partnership is described in the Summary of Significant Accounting Policies. Operating expenses of the business units consist primarily of direct costs and a royalty payable to Parent based on the revenues and profitability of the business unit. Identifiable assets are those used in carrying out the operations of the business unit and include intangible assets directly related to its operations. The Partnership's headquarters facility and other investments are included in the identifiable assets of New Business Development and Parent.


                                                New Business
                      Consumer     Management    Development
                      Services       Services     and Parent          Other   Consolidated


1994 (In thousands)
Operating revenue.  $1,041,533  $   1,822,984  $     120,690  $         ---  $   2,985,207
 . . . . . . . . .   ---------      ---------      ---------      ---------      ---------
Operating income .     124,752         65,888         23,386            ---        214,026
 . . . . . . . . .   ---------      ---------      ---------      ---------      ---------
Interest expense .      11,900          4,015         15,628            ---         31,543
Interest (income).     (1,897)        (1,938)        (1,554)            ---        (5,389)
Minority and General
  Partners'
  interest . . . .      10,984          3,916          (378)         30,712         45,234
Provision for income
  taxes. . . . . .       1,337            645            773            ---          2,755
 . . . . . . . . .   ---------      ---------      ---------      ---------      ---------
Net income (loss).  $  102,428  $      59,250  $       8,917  $    (30,712)  $     139,883
 . . . . . . . . .   =========      =========      =========      =========      =========
Identifiable assets at
  December 31,
  1994 . . . . . .  $  728,986  $     196,201  $     305,652                 $   1,230,839
Depreciation and
  amortization
  expense. . . . .  $   31,831  $      16,718  $       5,659                 $      54,208
Capital
  expenditures . .  $    7,777  $      18,424  $       6,001                 $      32,202


1993 (In thousands)
Operating revenue.  $  939,742     $1,762,883  $      56,234  $         ---  $   2,758,859
 . . . . . . . . .
 . . . . . . . . .   ---------      ---------      ---------      ---------      ---------
Operating income .      92,885         68,257         11,902            ---        173,044
 . . . . . . . . .   ---------      ---------      ---------      ---------      ---------
Interest expense .      18,922          4,854          8,707            ---         32,483
Interest (income).      (3,320)        (2,136)          (426)           ---         (5,882)
Minority and General
  Partners'
  interest . . . .       5,712          3,911          (216)         19,143         28,550
Gain on issuance of
  subsidiary
  shares . . . . .         ---            ---            ---       (30,200)       (30,200)
Provision for income
  taxes. . . . . .       1,019            619            508            ---          2,146
 . . . . . . . . .   ---------      ---------      ---------      ---------      ---------

Net income . . . .  $   70,552  $      61,009  $       3,329  $      11,057  $     145,947
 . . . . . . . . .   =========      =========      =========      =========      =========
Identifiable assets at
  December 31,
  1993 . . . . . .  $  721,948  $     224,091  $     176,422                 $   1,122,461
Depreciation and
  amortization
  expense. . . . .  $   31,929  $      14,766  $       3,261                 $      49,956
Capital
  expenditures . .  $    4,343  $      20,845  $       7,925                 $      33,113

1992 (In thousands)
Operating revenue.  $  800,027     $1,652,295  $      36,532  $         ---  $   2,488,854
 . . . . . . . . .   ---------      ---------      ---------      ---------      ---------
Restructuring
  charges. . . . .      33,810         17,456         18,969            ---         70,235
 . . . . . . . . .   ---------      ---------      ---------      ---------      ---------
Operating income
  (loss) . . . . .      35,212         46,980        (19,760)           ---         62,432
 . . . . . . . . .   ---------      ---------      ---------      ---------      ---------
Interest expense .      22,205          4,237          5,713            ---         32,155
Interest
  (income) . . . .     (2,094)        (1,908)          (431)            ---        (4,433)
Minority and General
  Partners'
  interest . . . .       (145)          4,370            ---          4,993          9,218
Gain on issuance
  of subsidiary
  shares . . . . .        ----           ----            ---      (105,306)      (105,306)
Provision for income
  taxes. . . . . .         829            345             59            ---          1,233
Cumulative effect
  of change in
  accounting principle     ---            ---            ---          7,500          7,500
 . . . . . . . . .   ---------      ---------      ---------      ---------      ---------
Net income (Note).  $   14,417  $      39,936  $    (25,101)  $      92,813  $     122,065
 . . . . . . . . .   =========      =========      =========      =========      =========
Identifiable assets at
  December 31,
  1992 . . . . . .  $  744,355  $     173,134  $      88,042                 $   1,005,531
Depreciation and
  amortization
  expense. . . . .  $   29,241  $      13,653  $       3,445                 $      46,339
Capital
  expenditures . .  $    3,777  $      18,141  $       3,766                 $      25,684

Partnership

     ServiceMaster Limited Partnership (the Partnership) holds as its only asset a 99% interest in the profits, losses, and distributions of The ServiceMaster Company Limited Partnership, which through subsidiaries owns and operates the ServiceMaster business. The Managing General Partner of these two partnerships is ServiceMaster Management Corporation. The Managing General Partner holds a 1% interest in the income of both ServiceMaster Limited Partnership and The ServiceMaster Company Limited Partnership.

     ServiceMaster Management Corporation is owned by thirty-five ServiceMaster executives who have given their voting rights to the Board of Directors, a majority of whom are independent directors. Under certain circumstances, the shareholders of ServiceMaster Limited Partnership may remove and replace the Managing General Partner.

     ServiceMaster Corporation, a special general partner of the Partnership, was created as part of the tax-free Plan of Reorganization approved by the shareholders of the Partnership in January, 1992. The reorganization is scheduled to become effective on December 31, 1997, but the Partnership's Board of Directors has the authority to accelerate the effective date under certain circumstances, if it deems it to be in the best interest of a majority of the Partnership shareholders. No shares of ServiceMaster Corporation are currently outstanding.

Acquisitions and Sales

     Acquisitions have been accounted for using the purchase method, and the results of the acquired businesses have been included in the Partnership's financial statements since their dates of acquisition. The Partnership acquired several businesses during 1994 which were accounted for using the purchase method. The aggregate consideration paid for those businesses totalled $90 million. In August, 1993, the Partnership acquired VHA Long Term Care (VHA-LTC) for approximately $82.5 million. The purchase was financed primarily through $70 million in long-term borrowings, with the balance provided from a combination of Partnership shares, share options, and equity investments made by certain members of VHA Long Term Care management, who acquired an 11% equity interest in VHA-LTC operations. The assets and liabilities of VHA-LTC were recorded in the Partnership's financial statements at their estimated fair market values as of the acquisition date, including approximately $68 million in intangible assets which are being amortized on a straight-line basis over 40 years. In May, 1992, Consumer Services acquired certain operating assets and liabilities of the ChemLawn Division of Ecolab, Inc. for approximately $103 million and has integrated ChemLawn into its TruGreen lawncare business. The acquisition was financed through long-term borrowings and equity investments by certain members of TruGreen-ChemLawn management, who acquired a 15% equity interest in the combined lawncare business. The assets and liabilities of ChemLawn were recorded in the Partnership's financial statements at their estimated fair market values as of the acquisition date, including approximately $93 million in intangible assets which are being amortized on a straight-line basis, primarily over 40 years.

     Supplemental cash flow information regarding the Partnership's acquisitions is as follows:

(In thousands of dollars)
                                    1994      1993      1992
                                    ----      ----      ----

Fair value of assets acquired.  $144,710  $106,147  $267,430
Less liabilities assumed . . .   (46,867)  (13,407)  (97,930)
 . . . . . . . . . . . . . . . --------- --------- ---------
Net assets acquired. . . . . .    97,843    92,740   169,500
Partnership shares issued. . .    (5,670)  (18,285)  (48,905)
Less cash acquired . . . . . .    (1,923)   (2,922)   (3,333)
 . . . . . . . . . . . . . . . --------- --------- ---------
Business acquisitions,
  net of cash acquired . . . . $  90,250 $  71,533 $ 117,262
 . . . . . . . . . . . . . . . ========= ========= =========

     In November, 1990, Consumer Services completed a business combination with WMI Urban Services, Inc., a wholly-owned subsidiary of WMX Technologies, Inc. (WMX). Consumer Services acquired certain assets and liabilities of the pest control and TruGreen lawncare businesses of WMX in exchange for a 22% equity interest in Consumer Services. The Consumer Services Partnership Agreement with WMX was amended in June, 1992, giving WMX an option to acquire an additional 5.76% of Consumer Services. In June, 1993, WMX exercised its option and acquired this additional interest in exchange for a $68 million cash payment, thereby increasing their aggregate ownership interest in Consumer Services to 27.76%. As a result of this transaction, the Partnership recognized a $30.2 million gain on the issuance of subsidiary shares.

     In connection with the Partnership's 1991 acquisition of a minority equity interest in Norrell Corporation, a subsidiary of the Partnership issued a $14.6 million preferred limited partnership interest. This obligation and the related distributions had been treated as minority interest in the Partnership's consolidated financial statements. An equity conversion right associated with the preferred interest entitled the holder to also receive a number of common Partnership shares at redemption, depending upon the magnitude of subsequent increases in the market price of Partnership shares. The Partnership sold its investment in Norrell in February, 1994, for approximately $29.3 million, which exceeded its carrying value. In May, 1994, the preferred shares were redeemed for $14.6 million in cash and 372,950 common shares.

     In February, 1994, a 10% equity interest in the Partnership's Management Services subsidiary, determined after consideration of intercompany debt to Parent, was sold to members of senior management of that subsidiary at fair market value, as confirmed by an independent appraisal. The proceeds received by the Partnership were recorded as additional minority interest in the consolidated balance sheet. The Partnership and the minority investors have rights, respectively, to acquire or sell these minority interests between 1997 and 2002, at then-current fair market values.

     In January, 1995, Consumer Services acquired the 15% minority interest in TruGreen-ChemLawn. The interest was purchased through the issuance of 2,824,000 partnership shares and a contingent right to receive an additional payment in 1997, depending upon the magnitude of TruGreen-Chemlawn earnings and the performance of ServiceMaster shares in 1995 and 1996. When the contingency is resolved, any additional consideration due will be distributed and recorded.

Restructuring

     Management performed a comprehensive strategic and financial review of its existing business units during the second quarter of 1992. This occurred as part of its annual planning process, accentuated by the large number of other significant events which occurred during the same time period. At the conclusion of this review, several strategic decisions and financial judgments were made which resulted in the recording of restructuring and other charges. A charge was also taken for an accounting change related to the adoption of Statement of Financial Accounting Standards No. 106 on postretirement benefits. Additional unusual charges were included in cost of services rendered and products sold, and were primarily related to increased self-insurance reserves for prior years' workers' compensation costs.


Income Taxes

     The Partnership is not directly subject to federal income taxes. Instead, its taxable income or loss is allocated to the individual partners. However, the Partnership has certain subsidiaries which operate in corporate form, including American Home Shield, its home health care and child care businesses, and certain international operations.

     Additionally, several of the Partnership's subsidiaries are subject to a variety of state partnership level business taxes which account for a significant portion of the provision for income taxes reflected in the Partnership's consolidated income statement. Deferred income taxes are provided for corporate level expenses which are deducted for income tax purposes before they are expensed for financial reporting purposes. Income before income taxes consists of the following:

(In thousands of dollars)
                                    1994      1993      1992
                                    ----      ----      ----

Partnership income not
  subject to federal
  income taxes . . . . . . . .  $145,760  $156,256  $153,533
Income (loss) of subsidiary
  corporations subject to
  federal income taxes . . . .   (3,122)   (8,163)  (22,735)
 . . . . . . . . . . . . . . .  --------  --------  --------
Income before income taxes . .  $142,638  $148,093  $130,798
 . . . . . . . . . . . . . . .  ========  ========  ========

     Effective January 1, 1993, the Partnership adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." SFAS 109 requires companies to apply current statutory income tax rates to deferred tax assets and liabilities arising from differences in financial reporting and tax reporting bases. ServiceMaster is organized as a publicly-traded limited partnership and is not currently subject to federal income taxes. However, upon reincorporation, as outlined in the Plan of Reorganization, ServiceMaster will recognize a step-up in tax basis which will be amortized against taxable income in future years. The amount of the step-up will depend upon the price and trading volume of the Partnership shares prior to reincorporation. Management believes that the step-up in tax basis will more than offset any deferred liability that would otherwise require recognition.

Long-Term Debt and Other Long-Term Obligations

     Long-term debt and other long-term obligations include the following:

(In thousands of dollars, except per share data)
                                              1994      1993
                                              ----      ----

Notes Payable:
 6.65%, maturing in 2002 - 2004. . . . .  $ 70,000  $    ---
 7.47%, maturing in 1996 and 1997. . . .    75,000    75,000
 8.38%, maturing in 1997 - 2001. . . . .    50,000    50,000
 10.57%, maturing in 1996 - 2000 . . . .    45,000    45,000
 10.81%, maturing in 2000 - 2002 . . . .    55,000    55,000
 9%, convertible at $12.92/share . . . .    18,600    18,600
 9%, subordinated, convertible
   at $9.63/share. . . . . . . . . . . .        49     5,720
 6%, subordinated, convertible
   at $18.67/share . . . . . . . . . . .     3,761     3,761
 Revolving credit facilities
   maturing in 1995 - 1997 . . . . . . .    41,000   110,000
 Other . . . . . . . . . . . . . . . . .    36,328    26,040
 Less current portions . . . . . . . . .   (8,227)   (4,612)
 . . . . . . . . . . . . . . . . . . . .  --------  --------
 Total long-term debt. . . . . . . . . .  $386,511  $384,509
 . . . . . . . . . . . . . . . . . . . .  ========  ========
 Insurance accruals and other
   long-term liabilities . . . . . . . .  $ 97,395  $ 86,668
 . . . . . . . . . . . . . . . . . . . .  ========  ========

     Covenants related to the notes include a limitation of total debt and fixed charges to a multiple of cash flow and a requirement to maintain positive shareholders' equity. The revolving credit facilities had $168 million of unused commitments as of December 31, 1994. Interest paid was $29.6 million in 1994, $31.5 million in 1993, and $27.0 million in 1992. Average rates paid on the revolving credit facilities were 4.33% in 1994 and 3.60% in 1993. Future long-term debt payments are $34.0 million in 1996, $69.0 million in 1997, $19.0 million in 1998, and $19.0 million in 1999. Based upon the borrowing rates currently available to the Partnership for long-term borrowings with similar terms and maturities, the fair value of long-term debt is approximately $388 million.

     The Partnership and the minority investors in Management Services, Diversified Health Services, and certain other business units have rights, respectively, to acquire or sell these minority interests between 1997 and 2002 at then-current fair market value. Based on current projections, the aggregate future payments that the Partnership could be required to make to purchase the minority interests under these arrangements is approximately $37 million. These purchases, if made, would be recorded as the acquisition of minority interest at the time of payment.

     Future long-term noncancelable operating lease payments are $26.1 million in 1995, $21.7 million in 1996, $18.1 million in 1997, $14.4 million in 1998, $11.3 million in 1999, and $40.6 million thereafter. Rental expense for 1994, 1993, and 1992 was $55.3 million, $49.7 million, and $40.9 million, respectively.

Shareholders' Equity

     As of December 31, 1994, there were 5,789,000 Partnership shares available for issuance upon the exercise of subscriptions and options outstanding and future grants.

     Share options are issued at a price not less than the fair market value on the grant date and expire within ten years of the grant date. Certain options may permit the holder to pay the option exercise price by tendering Partnership Shares that have been owned by the holder without restriction for an extended period. Share subscriptions are issued at a price not less than the fair market value on the grant date with the completion of the purchase of shares within fifteen years of the grant date. Share grants carry a vesting period and are restricted as to the sale or transfer of the shares.

     Beginning on January 1, 1998, WMX has a right to convert its 27.76% equity interest in Consumer Services into common stock of ServiceMaster, based on relative fair market values at the date of conversion. If WMX exercises the conversion right, ServiceMaster then has the unilateral option to redeem their holdings in cash instead of stock. The conversion right expires if a qualifying initial public offering of Consumer Services shares has occurred prior to exercise.


                                                                      Share
                                        Share          Price  Subscriptions          Price
                                      Options          Range     and Grants          Range
                                     --------       --------       --------       --------

Exercised, paid or
  vested during 1992              (1,718,695)    $5.38-13.33      (398,709)    $5.53-16.61

Total exercisable,
  December 31, 1992. . . . . .      2,970,696    $5.38-17.33            ---            ---
Total outstanding,
  December 31, 1992. . . . . .      2,970,696    $5.38-17.33        989,913    $5.53-16.61

Exercised, paid or vested
  during 1993. . . . . . . . .      (497,105)    $2.46-17.33      (143,202)    $5.53-21.75

Total exercisable,
  December 31, 1993. . . . . .      3,864,500    $2.46-25.75            ---            ---
Total outstanding,
  December 31, 1993. . . . . .      3,864,500    $2.46-25.75       871,711     $9.67-21.75

Transactions during 1994:
Granted                            1,225,000     $    -21.75          4,000   $21.75-25.50
Exercised, paid or vested. . .      (368,395)    $2.46-25.75       (65,944)    $9.67-25.50
Terminated or resigned . . . .       (35,129)    $5.56-17.33            ---            ---

Total exercisable,
  December 31, 1994. . . . . .      4,685,976    $2.46-25.75            ---            ---

Total outstanding,
  December 31, 1994. . . . . .      4,685,976    $2.46-25.75        809,767    $9.67-25.50

Cash and Marketable Securities

     Marketable securities held at December 31, 1994, and December 31, 1993, with a maturity of three months or less are included in the Statements of Financial Position caption "Cash and Cash Equivalents." Debt securities are stated at amortized cost and equity securities approximate market value. Interest and dividend income received on cash and marketable securities was $2.3 million, $2.5 million, and $2.7 million in 1994, 1993, and 1992, respectively.

Employee Benefit Plans

     Contributions to qualified profit sharing plans were made in the amount of $6.4 million in 1994, $6.6 million in 1993, and $4.8 million in 1992. Under the Employee Share Purchase Plan, the Partnership contributed $0.8 million in 1994, $0.8 million in 1993, and $0.5 million in 1992. These funds defrayed part of the purchase cost of the shares bought by the employees.

     In 1992, the Partnership decided to phase out its previously existing defined benefit arrangements for postretirement health care benefits. A charge of $7.5 million was reflected in the financial statements representing the actuarial estimate of benefits expected to be paid under this defined benefit structure as it is phased out. Retirees and current employees who had already satisfied eligibility requirements will continue to receive benefits but with certain modifications and limitations.

Quarterly Operating Results

(Unaudited, in thousands, except per share data)

     Quarterly operating results and related growth for the last three years in revenue, gross profit, net income, and net income per share are shown in the table below. For interim accounting purposes, certain costs directly associated with the generation of lawncare revenues are initially deferred and recognized as expense as the related revenues are recognized. Full year results are not affected.

     Certain amounts from prior periods have also been reclassified to conform with the current presentation.


                                                       % Incr.                 % Incr.
                               1994           1993     '94-'93         1992    '93-'92
                               ----           ----     -------         ----    -------

Operating Revenue:
First Quarter        $      657,638  $     585,130        12 %  $   523,151       12 %
Second Quarter . .          791,496        728,725         9        634,972       15
Third Quarter. . .          797,015        749,746         6        696,786        8
Fourth Quarter . .          739,058        695,258         6        633,945       10
                          ---------      ---------                ---------
                     $    2,985,207  $   2,758,859         8 %  $ 2,488,854       11 %

Gross Profit:
First Quarter        $      114,364  $      93,098        23 %  $    79,691       17 %
Second Quarter . .          180,954        163,809        10        111,567       47
Third Quarter. . .          184,751        167,665        10        146,331       15
Fourth Quarter . .          155,127        141,603        10        121,555       16
                          ---------      ---------                ---------
                     $      635,196  $     566,175        12 %  $   459,144       23 %

Net Income:
First Quarter
  (Note)             $       24,546  $      21,232        16 %  $    11,850       79 %
Second Quarter
  (Note) . . . . .           40,434         62,059       -35         60,252        3
Third Quarter. . .           38,054         31,632        20         25,464       24
Fourth Quarter . .           36,849         31,024        19         24,499       27
                         ----------      ---------                ---------
                     $      139,883  $     145,947        -4 %  $   122,065       20 %

Net Income Per Share:
First Quarter
  (Note)             $         0.32  $        0.28        14 %  $      0.16       75 %
Second Quarter
  (Note) . . . . .             0.52           0.81       -36           0.79        3
Third Quarter. . .             0.49           0.41        20           0.33       24
Fourth Quarter . .             0.48           0.40        20           0.32       25
                          ---------      ---------                ---------
                     $         1.81  $        1.90        -5 %  $      1.61       18 %

Cash Distributions Per Share:
First Quarter        $         0.23  $        0.22         5 %  $  0.21 1/3        3 %
Second Quarter . .             0.23           0.22         5       0.21 1/3        3
Third Quarter. . .             0.23           0.22         5           0.22        0
Fourth Quarter . .             0.23           0.23         0           0.22        5
                          ---------      ---------                ---------
                    $          0.92  $        0.89         3 %  $  0.86 2/3        3 %

Price Per Share:
First Quarter. . .   $  28.38-22.00  $ 20.00-17.63           $  18.50-14.63
Second Quarter          26.38-22.63    24.88-17.88              17.50-14.88
Third Quarter           26.50-24.00    25.38-21.75              19.88-17.00
Fourth Quarter          25.38-21.50    31.00-25.13              19.25-15.63

Note:  The results for the second quarter of 1993 included the recognition of a $30.2 million gain on the issuance of subsidiary shares.  The results for the second quarter of
1992 included the recognition of a similar $105.3 million unusual gain and $77.6 million of restructuring and other unusual charges.  First quarter 1992 results included a $7.5 million charge for the cumulative effect of a change in accounting principle for postretirement medical benefits.  See Management Discussion and Analysis of Financial Condition
and Results of Operations for additional information


                                            34

