Form 10-K, Exhibit 13
period 1995-12-31
SERVICEMASTER LTD PARTNERSHIP
filed 1996-03-29
CIK 806027

Highlights

                                                (For years ended December 31,)


                                                1995         1994       Change


Partnership Operating Results:
(In thousands, except per share data)

Customer level revenue (1)                 $4,525,000     $4,243,000     +  7%
Operating revenue                           3,202,504      2,985,207     +  7%
Operating income                              251,867        214,026     + 18%
Net income:
  Consolidated                                172,019        139,883     + 23%
  Consumer Services business unit             135,892        102,428     + 33%
  Management Services business unit            65,501         59,250     + 11%
Net income per share (2)                         2.17           1.81     + 20%

Cash distributions to shareholders
  and shareholders' trust                     127,070         89,153     + 43%

Direct cash distributions per share               .95            .92     +  3%


Proforma Corporate Operating Results:(3)
(in thousands, except per share data)

Net income                                 $  105,854     $   85,012     + 25%
Net income per share                             1.33           1.10     + 21%


Financial Position (In thousands):

Total assets                               $1,649,890     $1,230,839     + 34%
Long-term debt                                411,903        386,511     +  7%
Shareholders' equity                          746,660        307,266     +143%


Share Price Range:
(traded on the New York Stock Exchange under the symbol SVM)

    High price                              $   30.38        $ 28.38
    Low price                               $   21.50        $ 21.50
    Closing price                           $   30.25        $ 24.38



Notes:
(1) Customer level revenue represents the revenues of ServiceMaster operations and the estimated revenues of the independent licensed franchises operating under the Terminix, ServiceMaster, TruGreen-ChemLawn, and Merry Maids trade names.

(2) Computations are based on the weighted average shares outstanding of 79.3 million in 1995 and 77.4 million in 1994.

(3) The Partnership is not currently subject to federal and state income taxes. However, under current law, this tax status will expire at the end of 1997, after which the Partnership will be taxed as a corporation. A plan for early reincorporation has been approved by the shareholders and if deemed appropriate, the Partnership will reincorporate, on a tax-free basis to shareholders, on or before December 31, 1997. It is currently estimated that the effective tax rate upon reincorporation will be approximately 40% of pretax earnings. This estimate is necessarily subject to change based on changes in circumstances, statutory tax rates, etc. The proforma information provided above has been determined on a basis that assumes that reincorporation had occurred as of the beginning of each respective year

                     Management Discussion and Analysis of
                      Financial Condition and Results of
                                  Operations
 (All share and per share data reflect the three-for-two share split in 1993)


1995 Compared to 1994

   Revenues increased 7% to $3.2 billion due to internal growth and the inclusion of the European pest control acquisitions made in the second half of 1994, partially offset by the disposition of the Education Food Service business in February, 1995. Operating income increased 18% to $252 million, while margins increased to 7.9% of revenue from 7.2% in 1994, reflecting the combined effects of the continued rapid growth of our higher margin Consumer Services business unit, the favorable effects of overhead leveraging throughout the enterprise and reduced costs in the Management Services business unit. Net income was $172 million, reflecting a 23% increase over 1994, while earnings per share totalled $2.17, an increase of 20%. Earnings per share reflect the issuance of 2.8 million shares in January, 1995, in connection with the acquisition of the TruGreen-ChemLawn minority interest, partially offset by the effects of the ongoing share repurchase program.

  The Consumer Services business segment achieved a 14% increase in revenues and net income growth of 33%, with solid performances achieved by all units. TruGreen-ChemLawn operations had strong growth in revenues and profits despite unfavorable weather conditions. This primarily resulted from significant increases in the customer base and productivity improvements. Terminix achieved solid growth in revenues and profits, with improvements in customer retention, cost controls and improved productivity. American Home Shield achieved very strong increases in gross contracts written and operating profits, primarily as a result of geographic expansion in the home resale market, increases in direct-to-consumer sales, and continued improvement in the rate of contract renewals. The ServiceMaster Residential/Commercial operations continued to achieve strong increases in disaster recovery services, which are provided by both franchisees and on a direct basis for more significant commercial projects. The Merry Maids business achieved solid double-digit increases in revenues and profits as a result of strong growth in royalty fees from existing franchisees along with encouraging results from company-owned branches.

  The Management Services business segment achieved 11% profit growth for the year. Revenues were below prior year levels, primarily reflecting the disposition of the Education Food Service business early in the year. On a comparable basis, revenues increased approximately 3% for the year. Profits in the healthcare market increased sharply, despite continuing industry contraction in the acute care sector of that market, as a result of cost reductions and improvements in customer retention. Annualized new start revenues in healthcare increased over prior year levels, primarily due to strong sales of management support services to long term care facilities. In early 1996, the Management Services Healthcare operations were combined with the Diversified Health Services operations in order to integrate all of the health care capabilities of the Partnership and to provide a competitive advantage in efficiently and effectively serving the entire continuum of health care. This combination should provide expanded sales opportunities and operating synergies in the future. Profits in the education market increased modestly over prior year levels, despite losses and wind-down costs in the food service line prior to its disposition. The increase in profits primarily reflects improved efficiencies resulting from last year's reorganization, as well as other cost control efforts. The Business and Industry unit achieved strong increases in both revenues and profits, with a substantial increase in services to the aviation industry.

  Revenues in New Business Development and Parent increased 117% to $265.8 million and operating income increased 30% to $33.4 million, reflecting the full year inclusion of the European pest control operations acquired in the last four months of 1994. ServiceMaster Diversified Health Services continued to achieve excellent growth in revenues and profits due to increases in the numbers of facilities served and strong growth in medical supply sales and ancillary services. International operations achieved solid growth in royalty fees from existing licensees. The direct European pest control operations acquired in the second half of 1994 achieved modest net income after all acquisition costs and continued to perform in accordance with expectations.

  On a consolidated basis, cost of services rendered and products sold increased 5.8% but continued to decline as a percentage of revenue from 78.7% in 1994 to 77.6% in 1995. This decrease as a percentage of revenue reflects the changing mix of the business as Consumer Services increases in size in relation to the overall business of the Partnership. The Consumer Services units operate at a higher gross profit margin than the Management Services business units, but incur relatively higher levels of selling and administrative costs.

  Consolidated selling and administrative expenses increased 10.3% over the prior year, reflecting increased volume in the Consumer Services businesses as well as the International acquisitions. As a percent of revenue, these costs increased from 14.1% in 1994 to 14.5% in 1995. This increase as a percentage of revenue is also primarily attributable to the changing business mix of the Partnership.

   Overall operating income margins continue to reflect effective leveraging and rapid growth in higher margin businesses, increasing to 7.9% of revenues.

   Interest expense increased over prior year levels reflecting increased borrowings primarily relating to the late 1994 European pest control acquisitions and a volume-related increase in seasonal borrowings, partially offset by the proceeds received from the sale of the Education Food Service business. Minority interest expense increased slightly for the year reflecting higher amounts associated with the minority ownership interest in the rapidly growing Consumer Services business, partially offset by the purchase of the TruGreen-ChemLawn minority interest early in 1995. Taxes increased over 1994 levels, reflecting increased profitability at American Home Shield and, to a lesser extent, taxes relating to the recently acquired European pest control businesses. Unlike the rest of the enterprise, these businesses are organized as corporations and hence are subject to corporate level income taxes.

1994 Compared to 1993

  Revenue increased 8% to approximately $3.0 billion primarily due to internal growth and, to a lesser degree, the full year inclusion of VHA Long Term Care, which was acquired in August, 1993. Operating margins improved to 7.2% from 6.3% due to effective spending controls and ongoing productivity improvements in the Consumer Services businesses. As shown below, net income totalled $139.9 million, a 21% increase over the comparable prior year amount. Earnings per share totalled $1.81, a 20% increase on that same basis.

                                       For the Years Ended December 31,

                                                1994         1993
                                                ----         ----
Net income before unusual gain
  on issuance of subsidiary shares           $ 139,883    $ 115,747
     Per limited partners' share                $ 1.81       $ 1.51

Gain on issuance of subsidiary shares              ---       30,200
                                               -------      -------

Net income                                   $ 139,883    $ 145,947
                                               =======      =======
     Per limited partners' share                $ 1.81       $ 1.90
                                                  ====         ====

  The Consumer Services business segment achieved an 11% increase in revenues and net income growth of 45%, with strong performances
achieved by all units.   TruGreen-ChemLawn operations had strong
growth in revenues and profits resulting from a significant increase in customer base from an excellent response to its residential marketing program, ongoing cost controls and productivity improvements. Terminix operations continued to improve margins, enabling them to achieve solid profit growth despite unfavorable late winter weather which adversely affected termite service revenues industry-wide. American Home Shield achieved very strong improvements in revenues and operating income, with a strong rebound in new contract sales in California and increases in other major geographical areas, as well as continued improvement in the percentage of contract renewals. The ServiceMaster Residential/Commercial operations achieved strong increases in revenues and profits primarily due to increased demand for heavy cleaning and disaster restoration services. Merry Maids operations continued their accelerated rate of growth as a result of new license sales and increased fees from existing franchises.

  Management Services revenue increased 3%, but net income decreased 3% due to reorganization-related costs. Healthcare operations achieved growth in both revenues and profits, despite industry consolidation and uncertainties regarding reform legislation. Profits were reduced in the Business and Industry group as a result of customer downsizing. Revenues in the education market grew at a solid rate, but profits were below prior year levels due to reorganization costs and profit shortfalls in the food service business. In February, 1995, a joint venture was formed with DAKA International, Inc., which effectively acquired 80% of the Education Food Service business for cash, at a modest gain to ServiceMaster.

   During the second half of 1994, Management Services reorganized its operations from a decentralized, geographic-based structure to a more centralized, market-oriented organization. These actions were taken to enhance customer focus and reduce costs. Relocation, severance, and other costs associated with the implementation of this plan and charged to expense in 1994 totalled approximately $2.0 million.
    Revenues of New Business Development and Parent increased 113% to $122.4 million and operating income almost doubled, to $25.7 million, reflecting the full year inclusion of VHA Long Term

Care (combined with ServiceMaster Home Health Care in 1994 to form ServiceMaster Diversified Health Services). ServiceMaster Diversified Health Services continued to achieve strong growth in revenues and profits due to increases in the number of facilities managed and strong sales growth in ancillary products and services. International operations achieved solid growth in royalty fees from existing licensees. Income derived from new sales of license rights was well below prior year levels as a result of a strategic decision to participate in certain markets via direct operations, instead of through licensing arrangements. Three European pest control businesses were acquired late in the year and made a modest contribution to net income after acquisition costs.

   Consolidated cost of services rendered and products sold increased 7.2% over 1993, but declined as a percent of revenue from 79.5% in 1993 to 78.7% in 1994, reflecting the continued stronger mix of the higher gross margin Consumer Services businesses. These businesses incur a relatively lower level of cost of services but higher selling and administrative costs than Management Services.

  Consolidated selling and administrative expenses increased 7.1% over last year, but decreased as a percentage of revenue from 14.2% in 1993 to 14.1% in 1994. This improvement reflects ongoing productivity increases at TruGreen-ChemLawn and Terminix, as well as the favorable leveraging effects of increased volume and fixed amortization costs. Overall operating income margins improved to 7.2% of revenue from 6.3% in 1993.

  New borrowings relating to the International acquisitions were offset by a reduction in previously existing debt from strong operating cash flows, resulting in a slight decrease in interest expense. The increase in minority interest expense reflects the increased ownership interest held by WMX Technologies, Inc. (WMX) in the Consumer Services segment, as well as the effect of the significant increase in Consumer Services earnings. WMX had purchased an additional 5.76% interest in Consumer Services in June, 1993, which resulted in the recognition of a $30.2 million gain.

1995 Financial Position

  The Partnership continued to exhibit strong cash generating ability with cash flows from operations increasing 17% to $297 million and free cash flows (after deducting property additions) increasing to $253 million. Free cash flow is a key measurement for understanding the growing of the Partnership. It represents the cash available for investment after financing the growth of existing business units. For may companies, free cash flow is less than reported earnings because the incremental investment required to growth their existing businesses is so high. This is not the case for the Partnership, as free cash flow has consistently exceeded net income, primarily as a result of non-cash charges for depreciation, amortization and minority interest, combined with relatively low working capital requirements.

  Cash and marketable securities totalled approximately $49 million, a $15 million increase from the prior year. Unused commitments under existing bank revolving credit facilities totalled $250 million at December 31, 1995. Management believes that funds generated from operations and other existing financial resources will continue to be adequate to satisfy the ongoing operating needs of the Partnership.

  In January, 1995, Consumer Services acquired the 15% minority interest in TruGreen-ChemLawn. The interest was purchased through the issuance of 2.8 million Partnership shares and a contingent right to receive an additional payment of shares in 1997, depending upon the relative magnitude of TruGreen-ChemLawn earnings in comparison to the market performance of ServiceMaster shares in 1995 and 1996. Based on current management projections, potential additional shares issued would represent less than 1% of total shares outstanding at year-end, and would not have a material effect on the Partnership's financial statements.

  In February, 1995, the Partnership sold 80% of the Education Food Service business to DAKA International, Inc. for $20.25 million.

  In December, 1995, the Partnership completed a transaction with WMX Technologies, Inc., (WMX) in which it received their 28% minority interest in Consumer Services in exchange for 18.1 million unregistered shares of ServiceMaster. The transaction represented a negotiated acceleration of a conversion right previously held by WMX. As a result, WMX now owns approximately 19% of the outstanding shares of the Company. In addition, WMX received a five year option to purchase an additional 1.25 million ServiceMaster shares at $33 per share. Both the shares and the option include a number of important voting and trading restrictions. WMX has also agreed not to increase its ownership interest to over 21 percent. As part of this transaction, both companies renewed their commitment to a long-term strategic partnership that will offer expanded services and benefits to the combined customer base of over 18 million customers.

  The increase in accounts and notes receivable reflects general business growth, increased short term notes receivable related to specific investment projects in the long term care industry, and modest increases in accounts receivable collection periods due to the changing mix of the business.

  The increases in inventories and prepaids and other assets are a result of normal business growth.

  Property and equipment increased primarily due to general business growth, expansion and improvements at the Memphis headquarters facility for Consumer Services and various acquisitions made during the year. The Partnership does not have any material capital commitments at this time.

  The increase in intangible assets is primarily attributable to the minority interest acquisitions of Consumer Services in December, 1995 and TruGreen-ChemLawn during the first quarter of the year, as well as other small acquisitions.

  Accounts payable and other liabilities increased from year end due to general business growth and the effects of acquisitions. Deferred revenues increased primarily as a result of strong growth in customer prepayments in the lawn care operations and sharp increases in volume at American Home Shield, where customers typically make an up-front cash payment for home warranty coverage.

  Long-term debt increased slightly reflecting acquisitions and treasury share repurchases, which were mostly offset by strong operating cash flows and proceeds from the sale of Education Food
Service.

  Minority interest decreased from last year primarily reflecting the acquisitions of the Consumer Services and TruGreen-ChemLawn minority interests.

  Total shareholders' equity increased by 143% to $747 million, primarily as a result of the issuance of ServiceMaster shares in connection with the purchase of the Consumer Services and TruGreen-ChemLawn minority interests and strong earnings, partially offset by share repurchases. The rate of return on weighted average equity for 1995 was 46%, again substantially exceeding industry norms.

   The debt to book equity ratio continued to improve, from 1.28 to 1 at the end of 1994 to just under .6 to 1 at the end of 1995. Based on market value of the Partnership's equity, which the Company believes is more meaningful under the circumstances, the ratio was under .15 to 1.

   At year end, the aggregate market value of the Partnership's outstanding shares totalled nearly $2.9 billion, an increase of approximately 56% over the level at the beginning of the year, reflecting the combined effects of 24% market appreciation during the year and the issuance of Partnership shares to WMX at year end. An investor who held their shares for the entire year realized a total return on their investment of 28%, very closely approximating the annual compounded return experienced by ServiceMaster shareholders over the last five years.

  In December, 1995, the Board of Directors of the Partnership authorized the repurchase of up to $150 million of outstanding Partnership shares in the open market or in privately negotiated transactions. Shares repurchased under this program are available for general Partnership purposes, including employee benefit programs.
The Partnership fully utilized the $60 million share repurchase authorization that was received from the Board in December, 1994.

  Cash distributions paid directly to shareholders totalled $74.3 million or $.95 per share, a 3.3% increase over the prior year. However, total cash distributions, including payments made to the shareholders' trust described below, increased 43% to approximately $127 million.

   Several years ago, the Partnership adopted a pattern of $.03 to $.04 annual increases in direct distributions to shareholders for the remaining term of the Partnership. As a result of this pattern, management expects to be able to continue to increase the amount of the direct distribution in both the year of reincorporation and thereafter. Under current tax law, the Partnership is required to convert to corporate form on or before December 31, 1997. The shareholders have already approved a plan of reincorporation that provides for a one-for-one, tax-free exchange of partnership shares for stock. This is scheduled to occur at the end of 1997, although earlier reincorporation is a possibility, with the exact timing at the discretion of the Board of Directors.

   As discussed in previous years, ServiceMaster has established a trust for the benefit of Partnership shareholders. On behalf of shareholders, the trust is allocated the portion of the Partnership's taxable income which exceeds the level of direct cash distributions. The trust receives cash payments from the Partnership sufficient to pay its income tax obligations on this allocated taxable income. Cash distributions made to the trust totalled $49.6 million in 1995 and $16.3 million in 1994. The increase in 1995 includes a final payment for 1994 taxes of approximately $8.3 million, along with increased payments for 1995 due to significantly increased taxable income.

  Taxable income per Partnership share in 1995 will be $.95 for those shareholders who have held their shares since ServiceMaster adopted partnership form in 1986. Taxable income per Partnership share will be less than $.95 for Partnership shares purchased in 1987 and thereafter.

  The following table presents net income before interest, taxes, depreciation and amortization (EBITDA). EBITDA is a commonly-used supplemental measurement of a company's ability to generate cash flow used by many of the Partnership's investors and lenders. Substantially all of the Partnership's existing long-term debt arrangements require it to maintain specified levels of EBITDA. Management believes that EBITDA is another measure which demonstrates the exceptional cash-generating abilities of the Partnership's businesses, while highlighting the potential leveraging effect of the acquisition-related fixed charges of interest expense, depreciation, and amortization.

(In thousands, except percentage data)                1995           1994        1993         1992          1991

  Net income                                        $172,019       $139,883    $145,947     $122,065     $ 85,982
  Depreciation                                        38,332         32,885      29,674       27,017       21,598
  Amortization                                        27,656         21,323      20,282       19,322       16,581
  Unusual non-cash charges                               ---            ---         ---       77,635          ---
  Gain  on  issuance of  subsidiary shares               ---            ---     (30,200)    (105,306)      (5,841)

  Cash income                                       $238,007       $194,091    $165,703     $140,733     $118,320
  Interest expense                                    35,855         31,543      32,483       32,155       31,153
  Taxes                                                5,588          2,755       2,146        1,233        1,426
  EBITDA                                            $279,450       $228,389    $200,332     $174,121     $150,899
  Growth over prior period                               22%            14%         15%          15%          11%


   EBITDA should not be considered as alternatives to net income in measuring the Partnership's performance, or used as exclusive measures of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions or other sources and uses of cash which are disclosed in the Consolidated Statements of Cash Flows.

Eleven Year Financial Summary
(In thousands, except per share and percentage data)

                                              1995          1994         1993
                                              ----          ----         ----

Operating Results (excluding all unusual items)
Operating revenue                     $    3,202,504    $2,985,207  $2,758,859
Cost of services rendered
  and products sold                        2,486,292     2,350,011   2,192,684
Selling and administrative expenses          464,345       421,170     393,131
                                           ---------     ---------   ---------
Operating income (Note)                      251,867       214,026     173,044
                                           ---------     ---------   ---------
    % of operating revenue                      7.9%          7.2%        6.3%
Non-operating expense (income)                74,260        71,388      55,151
Provision for income taxes                     5,588         2,755       2,146
                                           ---------     ---------   ---------
Net income excluding
    unusual items (Note)              $      172,019     $ 139,883  $  115,747
                                           =========     =========   =========
  % of operating revenue                        5.4%          4.7%        4.2%

% return on weighted
    average shareholders' equity                 46%           47%         46%

Per Share
Net income per share
  excluding unusual items (Note)      $         2.17     $    1.81  $     1.51
Cash distributions to shareholders    $          .95     $     .92  $      .89
Share price range:
     High price                       $        30.38     $   28.38  $    31.00
     Low price                        $        21.50     $   21.50  $    17.63
Shares used to compute net
  income per share                            79,313        77,438      76,846

Financial Position (at year end)
Current assets                        $      393,239     $ 331,045  $  291,325
Current liabilities                          372,930       304,395     244,552
Working capital                               20,309        26,650      46,773
Current ratio                                  1.1-1         1.1-1       1.2-1
Total  assets                              1,649,890     1,230,839   1,122,461
Non-current liabilities                      517,603       483,906     471,177
Minority interest                             12,697       135,272     117,513
Deferred gain                                    ---           ---         ---
Shareholders' equity                         746,660       307,266     289,219
Shares outstanding, net of treasury
  shares and share subscriptions              95,212        75,976      76,415


Note:   Operating results on a basis which includes restructuring and unusual charges, gains on issuance of subsidiary shares, and the change in accounting for postretirement benefits in prior years, are as follows.
There were no such unusual items in 1995 or 1994.

Operating income                          $ 251,867    $   214,026  $  173,044
Net income                                $ 172,019    $   139,883  $  145,947
Net income per share                      $    2.17    $      1.81  $     1.90

ELEVEN YEAR FINANCIAL SUMMARY
(In thousands, except per share and percentage data)

      1992          1991          1990          1989          1988         1987         1986         1985
      ----          ----          ----          ----          ----         ----         ----         ----

  $2,488,854    $2,109,941    $1,825,750    $1,609,267    $1,531,276   $1,425,316   $1,122,503   $1,002,213
   2,021,010     1,762,700     1,545,527     1,387,448     1,327,128    1,228,885      975,137      869,855
     326,477       225,814       177,941       129,035       118,275      116,938       83,216       72,504
   ---------     ---------     ---------     ---------     ---------    ---------    ---------    ---------
     141,367       121,427       102,282        92,784        85,873       79,493       64,150       59,854
   ---------     ---------     ---------     ---------     ---------    ---------    ---------    ---------
        5.7%          5.8%          5.6%          5.8%          5.6%         5.6%         5.7%         6.0%
      45,740        39,860        30,397        24,016        21,247       19,492        2,235       (1,586)
       1,233         1,426         2,332           721           ---          ---       29,160       28,735
   ---------     ---------     ---------     ---------     ---------    ---------    ---------    ---------
  $   94,394    $   80,141    $   69,553     $  68,047    $   64,626   $   60,001   $   32,755   $   32,705
   =========     =========     =========     =========     =========    =========    =========    =========
        3.8%          3.8%          3.8%          4.2%          4.2%         4.2%         2.9%         3.3%

         54%           74%          130%          139%          135%         166%          48%          46%




     $  1.25       $  1.10       $   .98      $    .93      $    .90      $   .85      $   .45      $   .44
     $   .87       $   .85       $   .82      $    .78      $    .75      $   .67      $   .38      $   .35

     $ 19.88       $ 17.38       $ 10.50      $  10.75      $  12.50      $ 14.13      $ 11.88      $ 11.38
     $ 14.63       $  9.75       $  8.75      $   9.38      $   9.88      $  9.75      $  8.88      $  7.75
      75,688        72,556        71,207        72,957        71,859       70,883       73,862       73,803


  $  257,542    $  217,517    $  237,262    $  219,661    $  203,925   $  128,804   $  107,047   $   82,652
     206,755       157,458       158,046       135,375        76,908       59,993       51,162       42,351
      50,787        60,059        79,216        84,286       127,017       68,811       55,885       40,301
       1.2-1         1.4-1         1.5-1         1.6-1         2.7-1        2.1-1        2.1-1        2.0-1
   1,005,531       843,660       796,935       593,693       485,492      371,104      340,226      132,758
     511,211       376,638       372,052       410,056       346,970      260,267      248,226       14,595
      77,906        78,229        55,636         9,174        10,186        8,660        8,732          ---
         ---       109,354       115,195           ---           ---          ---          ---          ---
     209,659       121,981        96,006        39,088        51,428       42,184       32,106       75,812

      75,670        72,156        71,982        68,265        70,212       69,917       69,683       73,304






  $   62,432    $  121,427    $   95,782    $   92,784    $   85,873   $   79,493   $   64,150   $   59,854
  $  122,065    $   85,982    $   83,053    $   68,047    $   64,626   $   60,001   $   32,755   $   32,705
  $     1.61    $     1.19    $     1.17    $      .93    $      .90   $      .85   $      .45   $      .44



All share and per share data reflect the three-for-two share splits in 1993, 1992, and 1985.

Notes to the Consolidated Financial Statements
Summary of Significant Accounting Policies

Basis of Consolidation: The consolidated financial statements include the accounts of ServiceMaster Limited Partnership and its majority-owned subsidiary partnerships and corporations, collectively referred to as the Partnership. Intercompany transactions and balances have been eliminated in consolidation. Investments in unconsolidated subsidiaries representing ownership of at least 20% but less than 50% are accounted for under the equity method. Certain immaterial 1994 and 1993 amounts have been reclassified to conform with the 1995 presentation. The preparation of the consolidated financial statements requires management to make certain estimates and assumptions required under generally accepted accounting principles which may differ from the actual results.

Revenues: Revenues from termite, pest control, and lawncare services are recognized as the services are provided. Revenues from franchised services (which in aggregate represent less than 10% of consolidated totals) consist of initial franchise fees received from the sales of licenses, sales of products to franchisees, and continuing monthly fees based upon franchise revenue.

   Home warranty contract fees are recognized as revenues ratably over the life of the contract. Customers' coverage under home warranty contracts is on a "claims made" basis and contract costs are expensed as incurred.

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

Inventory Valuation:  Inventories are valued at the lower of cost
(first-in, first-out basis) or market. Inventory costs include material, labor, and factory overhead and related handling costs. Raw materials represent approximately 3% of the inventory value at December 31, 1995. The remaining inventory is finished goods to be used on the customers' premises or sold to franchisees.

Depreciation and Amortization: Buildings and equipment used in the business are stated at cost and depreciated over their estimated useful lives using the straight-line method for financial reporting purposes. The estimated useful lives for building and improvements range from 10 to 40 years, while the estimated useful lives for equipment range from 3 to 10 years. Intangible assets consist primarily of trade names ($187 million), covenants not to compete ($17 million) and goodwill ($817 million). These assets are amortized on a straight-line basis over their estimated useful lives as follows: trade names - 40 years; covenants not to compete - 10 to 20 years; and goodwill - 40 years. Long-lived assets, including fixed assets and intangible assets, are periodically reviewed to determine recoverability by comparing their carrying values to the undiscounted future cash flows expected to be realized from their use. No recovery problems have been indicated by these comparisons. If the undiscounted future cash flows had been less than the carrying amount of the asset, an impairment loss would have been recognized based on the asset's fair value, and the carrying amount of the asset would have been reduced accordingly.

Income Taxes: The Partnership is treated as a publicly-traded partnership for federal and state income tax purposes for lines of business existing at December 16, 1987. Substantial new lines of business and international operations are subject to federal and state income taxes. Under existing legislation, this tax status will expire at the end of 1997, after which the Partnership will be taxed as a corporation. During the intervening period, all Partnership shareholders are responsible for federal and state income taxes on their proportionate share of taxable income and are entitled to a proportionate share of tax deductions and credits.

   In January, 1992, the Partnership's shareholders approved a tax-free Plan of Reorganization to return to corporate form on or before December 31, 1997, with the exact timing determined at the discretion of the ServiceMaster Board of Directors.

Income Per Share: Income per share is based on the weighted average number of common and common equivalent shares outstanding during the year. Shares potentially issuable under option and subscription plans have been considered common equivalent shares.


Report of Independent Public Accountants

To the Shareholders of ServiceMaster Limited Partnership

  We have audited the accompanying consolidated statements of financial position of SERVICEMASTER LIMITED PARTNERSHIP (organized under the laws of the State of Delaware) AND SUBSIDIARIES, as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Partnership's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ServiceMaster Limited Partnership and Subsidiaries as of December 31, 1995 and 1994, and the consolidated results of operations and cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP
Chicago, Illinois,
January 24, 1996

Statements of Income
(In thousands, except per share data)


                                                    Years Ended December 31,
                                           ------------------------------------------
                                               1995            1994           1993
                                               ----            ----           ----

Operating  Revenue                         $ 3,202,504     $ 2,985,207    $ 2,758,859

Operating Costs and Expenses:
Cost of services rendered
 and products sold                           2,486,292       2,350,011      2,192,684
Selling and administrative expenses            464,345         421,170        393,131
                                             ---------       ---------      ---------
Total operating costs and expenses           2,950,637       2,771,181      2,585,815
                                             ---------       ---------      ---------
Operating Income                               251,867         214,026        173,044

Non-operating Expense (Income):
Interest expense                                35,855          31,543         32,483
Interest and investment income                  (7,310)         (5,389)        (5,882)
Gain on issuance of subsidiary shares              ---             ---        (30,200)
Minority interest, including General Partners' 2%
  interest which totalled $3,505 in 1995,
  $2,829 in 1994, and $2,979 in 1993            45,715          45,234         28,550
                                             ---------       ---------      ---------
Income before Income Taxes                     177,607         142,638        148,093

Provision for income taxes (1)                   5,588           2,755          2,146
                                             ---------       ---------      ---------
Net Income                                 $   172,019     $   139,883    $   145,947
                                             =========       =========      =========
Net Income Per Share (1 and 2)             $      2.17     $      1.81    $      1.90
                                                  ====            ====           ====

(1) The Partnership is not currently subject to federal and state income taxes. However, under current law, this tax status will expire at the end of 1997, after which the Partnership will be taxed as a corporation. A plan for early reincorporation has been approved by the shareholders and if deemed appropriate, the Partnership will reincorporate, on a tax-free basis to shareholders, on or before December 31, 1997. It is currently estimated that the effective tax rate upon reincorporation will be approximately 40% of pretax earnings. This estimate is necessarily subject to change based on changes in circumstances, statutory tax rates, etc. Proforma earnings per share would be $1.33 in 1995, $1.10 in 1994 and $0.91 in 1993, assuming reincorporation had occurred at the beginning of each year.

(2)  Based on 79,313 shares in 1995, 77,438 shares in 1994, and 76,846
shares in 1993.   All share and per share data reflect the three-for-two
share split in 1993.

(3) See accompanying Summary of Significant Accounting Policies and Notes to the Consolidated Financial Statements.

Statements of Financial Position
(In thousands)                                              As of December 31,
                                                          ----------------------
                                                           1995            1994
                                                           ----            ----
Assets
Current Assets:
Cash and marketable securities, consisting of:
  Cash and cash equivalents of $23,113 in 1995
  and $14,333 in 1994.  Marketable securities
  of $26,316 in 1995 and $20,111 in 1994              $    49,429    $    34,444
Receivables, less allowances of $20,468 in 1995
  and $20,114 in 1994                                     243,649        211,714
Inventories                                                40,583         36,062
Prepaid expenses and other assets                          59,578         48,825
                                                          -------        -------
      Total current assets                                393,239        331,045
                                                          -------        -------
Property, Plant, and Equipment, at Cost:
Land and buildings                                         47,621         45,043
Equipment                                                 244,662        215,144
                                                          -------        -------
                                                          292,283        260,187
Less: Accumulated depreciation                            146,431        131,739
                                                          -------        -------
Net property, plant, and equipment                        145,852        128,448
                                                          -------        -------
Other Assets:
Intangible assets, primarily trade names and goodwill,
 less accumulated amortization of $133,275
 in 1995 and $105,619 in 1994                           1,021,050        686,309
Notes receivable, long-term securities,
 and other assets                                          89,749         85,037
                                                        ---------      ---------
      Total Assets                                    $ 1,649,890    $ 1,230,839
                                                        =========      =========

Liabilities and Shareholders' Equity

Current Liabilities:
Accounts payable                                      $    50,456    $    38,061
Accrued liabilities:
      Payroll and related expenses                         69,808         59,153
      Insurance and related expenses                       39,924         34,120
      Other                                                84,067         73,965
Deferred revenues                                         115,244         90,869
Current portion of long-term obligations                   13,431          8,227
                                                          -------        -------
      Total current liabilities                           372,930        304,395
                                                          -------        -------
Long-Term Debt                                            411,903        386,511
Other Long-Term Obligations                               105,700         97,395

Commitments and Contingencies (see Notes)

Minority and General Partners' Interests
 including General Partners' interest
 of $1,392 in 1995 and $1,516 in 1994                      12,697        135,272

Shareholders' Equity                                      746,660        307,266
                                                        ---------      ---------
 Total Liabilities and Shareholders' Equity           $ 1,649,890    $ 1,230,839
                                                        =========      =========

See accompanying Summary of Significant Accounting Policies and Notes to the Consolidated Financial Statements.

Statements of Cash Flows
(In thousands)                                         Years Ended December 31,
                                               ---------------------------------------
                                                     1995          1994          1993
                                                     ----          ----          ----

Cash and Cash Equivalents at January 1         $    14,333    $   17,271    $   27,576

Cash Flows from Operations:
Net Income                                         172,019       139,883       145,947
  Adjustments to reconcile net income to
  net cash provided from operations:
       Depreciation                                 38,332        32,885        29,674
       Amortization                                 27,656        21,323        20,282
       Gain on issuance of subsidiary shares           ---           ---       (30,200)
     Change in working capital, net of acquisitions:
       Receivables                                 (28,503)      (21,957)      (17,468)
       Inventories and other current assets        (16,209)        1,213       (13,681)
       Accounts payable                             10,773         5,081            32
       Deferred revenues                            19,691        10,751        20,367
       Accrued liabilities                          24,287        18,254         1,265
     Minority interest and other, net               49,379        46,430        12,885
                                                   -------       -------       -------
Net Cash Provided from Operations                  297,425       253,863       169,103
                                                   -------       -------       -------
Cash Flows from Investing Activities:
     Property additions                            (44,624)      (32,202)      (33,113)
     Business acquisitions, net of cash acquired   (42,763)      (90,250)      (71,533)
     Proceeds from sale of businesses               23,255        29,021         5,524
     Notes receivable and financial investments    (12,250)       (9,043)       (5,426)
     Net purchases of securities                    (6,820)       (4,594)         (774)
     Sale of equipment and other assets              2,250         2,229         4,639
     Payments to sellers of acquired businesses     (2,908)       (2,223)       (2,750)
                                                   -------       -------       -------
Net Cash Used for Investing Activities             (83,860)     (107,062)     (103,433)
                                                   -------       -------       -------
Cash Flows from Financing Activities:
     Distributions to shareholders and
       shareholders' trust                        (127,070)      (89,153)      (79,123)
     Short-term borrowings, net                     96,067        75,904       111,652
     Payment of borrowings and other obligations   (85,945)      (77,405)     (155,974)
     Purchase of treasury shares                   (58,500)      (41,266)      (11,254)
     Redemption of preferred stock                     ---       (14,650)          ---
     Distributions to holders
       of minority interests                       (32,794)      (13,088)      (14,258)
     Proceeds from employee share option plans       3,183         5,274         5,341
     Proceeds from issuance of subsidiary shares       ---           ---        68,000
     Other                                             274         4,645          (359)
                                                   -------       -------       -------
Net Cash Used for Financing Activities            (204,785)     (149,739)      (75,975)
                                                   -------       -------       -------

Cash Increase (Decrease) During the Year             8,780        (2,938)      (10,305)
                                                   -------       -------       -------
Cash and Cash Equivalents at December 31       $    23,113   $    14,333   $    17,271
                                                   =======       =======       =======

See accompanying Summary of Significant Accounting Policies and Notes to the Consolidated Financial Statements.

Statements of Shareholders' Equity
(In thousands, except share data)

                                                                                   Limited         Total
                                                    Treasury      Restricted      Partners'     Shareholders'
                                                     Shares         Shares         Equity          Equity
                                                     ------         ------         ------          ------


Balance, December 31, 1992                       $   (37,080)   $   (10,541)    $   257,280     $   209,659

Net income 1993                                                                     145,947         145,947
Shareholder distributions                                                           (79,123)        (79,123)
Shares issued under option, subscription, and
 grant plans, and other (294,594 shares)               8,995          1,011          (3,691)          6,315
Treasury shares purchased and related
 costs (536,592 shares)                              (11,254)                                       (11,254)
Shares issued for acquisitions                         9,768                          7,907          17,675
                                                     -------        -------         -------         -------
Balance, December 31, 1993                       $   (29,571)   $    (9,530)    $   328,320     $   289,219

Net income 1994                                                                     139,883         139,883
Shareholder distributions                                                           (89,153)        (89,153)
Shares issued under option, subscription, and
 grant plans, and other (434,310 shares)              17,449            620         (15,156)          2,913
Treasury shares purchased and related
 costs (1,704,222 shares)                            (41,266)                                       (41,266)
Shares issued for acquisitions                         4,891                            779           5,670
                                                     -------        -------         -------         -------
Balance, December 31, 1994                       $   (48,497)   $    (8,910)    $   364,673     $   307,266

Net income 1995                                                                     172,019         172,019
Shareholder distributions                                                          (127,070)       (127,070)
Shares issued under option, subscription, and
 grant plans, and other (193,551 shares)               2,431          1,361          13,965          17,757
Treasury shares purchased and related
 costs (2,170,203 shares)                            (58,500)                                       (58,500)
Shares issued for the acquisition of Consumer
 Services minority interest (18,107,143 shares)       91,161                        265,227         356,388
Shares issued for the acquisition of TruGreen-
 ChemLawn minority interest (2,824,062 shares)
 and other acquisitions                                                              78,800          78,800
                                                     -------        -------         -------         -------

Balance, December 31, 1995                       $   (13,405)   $    (7,549)    $   767,614     $   746,660
                                                     =======        =======         =======         =======


All share data reflect the three-for-two share split in 1993.

See accompanying Summary of Significant Accounting Policies and Notes to the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

Business Unit Reporting

  The business of the Partnership is conducted through the ServiceMaster Consumer Services, ServiceMaster Management Services, and New Business Development and Parent operating units. The Consumer Services unit provides a variety of specialty services to residential and commercial facilities. The Management Services unit provides a variety of supportive management services to health care, education and commercial accounts. The New Business Development unit includes ServiceMaster Diversified Health Services, which provides management services and other products and services to the long term care industry, and the International operations of the Partnership, which have been grouped with Parent due to the developmental status of these businesses. The International operations are responsible for overseeing the Consumer and Management Services which are provided in foreign markets. Eliminations and Other includes minority interest expense and the gain on issuance of subsidiary shares in 1993, as well as eliminations made in preparing the consolidated financial statements.

  Information regarding the accounting policies used by the Partnership is described in the Summary of Significant Accounting Policies. Operating expenses of the business units consist primarily of direct costs and a royalty payable to Parent based on the revenues or profits of the business unit. Identifiable assets are those used in carrying out the operations of the business unit and include intangible assets directly related to its operations. The Partnership's headquarters facility and other investments are included in the identifiable assets of New Business Development and Parent.

                                                                          New Business
                                              Consumer       Management    Development    Eliminations
                                              Services        Services      and Parent    and Other       Consolidated
                                              --------        --------      ----------    ---------       ------------

1995 (In thousands)

Operating revenue                           $ 1,180,378      $ 1,756,316  $   265,810     $       ---     $  3,202,504
Operating income                                147,828           72,005       33,402          (1,368)         251,867
Interest expense                                 11,606            2,533       21,716             ---           35,855
Interest & investment income                     (3,113)          (1,488)      (2,709)            ---           (7,310)
Minority and General Partners' interest             ---            4,644       (1,674)         42,745           45,715
Provision for income taxes                        3,443              815        1,330             ---            5,588
Net income                                  $   135,892      $    65,501  $    14,739     $   (44,113)    $    172,019
Identifiable assets at December 31, 1995    $ 1,101,418      $   188,583  $   359,889                     $  1,649,890
Depreciation and amortization expense       $    36,719      $    18,438  $    10,831                     $     65,988
Capital expenditures                        $    12,524      $    17,497  $    14,603                     $     44,624

1994 (In thousands)

Operating revenue                           $ 1,039,867      $ 1,822,984  $   122,356     $       ---     $  2,985,207
Operating income                                124,752           65,888       25,655          (2,269)         214,026
Interest expense                                 11,900            4,015       15,628             ---           31,543
Interest & investment income                     (1,897)          (1,938)      (1,554)            ---           (5,389)
Minority and General Partners' interest          10,984            3,916         (378)         30,712           45,234
Provision for income taxes                        1,337              645          773             ---            2,755
Net income                                  $   102,428      $    59,250  $    11,186     $   (32,981)    $    139,883
Identifiable assets at December 31, 1994    $   728,986      $   196,201  $   305,652                     $  1,230,839
Depreciation and amortization expense       $    31,831      $    16,718  $     5,659                     $     54,208
Capital expenditures                        $     7,777      $    18,424  $     6,001                     $     32,202

1993 (In thousands)

Operating revenue                           $   938,529      $ 1,762,883  $    57,447     $       ---     $  2,758,859
Operating income                                 92,885           68,257       13,837          (1,935)         173,044
Interest expense                                 18,922            4,854        8,707             ---           32,483
Interest & investment income                     (3,320)          (2,136)        (426)            ---           (5,882)
Minority and General Partners' interest           5,712            3,911         (216)         19,143           28,550
Gain on issuance of subsidiary shares              ----             ----          ---         (30,200)         (30,200)
Provision for income taxes                        1,019              619          508             ---            2,146
Net income                                  $    70,552      $    61,009  $     5,264     $     9,122     $    145,947
Identifiable assets at December 31, 1993    $   721,948      $   224,091  $   176,422                     $  1,122,461
Depreciation and amortization expense       $    31,929      $    14,766  $     3,261                     $     49,956
Capital expenditures                        $     4,343      $    20,845  $     7,925                     $     33,113

Notes to the Consolidated Financial Statements

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

Plan of Reincorporation and Taxes

  ServiceMaster Incorporated was created as part of the Plan of Reorganization approved by the shareholders of the Partnership in January, 1992. The reorganization is scheduled to become effective on December 31, 1997, but the Partnership's Board of Directors has the authority to accelerate the effective date under certain circumstances, if it deems doing so to be in the best interest of a majority of the Partnership's shareholders. No shares of ServiceMaster Incorporated are currently outstanding and there are no plans to issue stock of ServiceMaster Incorporated at the present time.

  The reorganization has been structured as a merger in which ServiceMaster Incorporated will become the successor entity through which the public will invest in ServiceMaster after the reincorporation. At the time of reincorporation, outstanding Partnership shares will be converted on a one-for-one basis into new shares of common stock to be issued by ServiceMaster Incorporated. No federal income tax will be imposed on the shareholders of the Partnership as a result of the reincorporation.

  During the process of reincorporation, ServiceMaster will be entitled to recognize a step-up in the tax basis of its assets, which will be amortized against the taxable income of the surviving enterprise (i.e. ServiceMaster Incorporated) in future years, resulting in an annual cash benefit currently estimated at between $10 and $15 million. The exact amount of the step-up will primarily depend upon the price and trading volume of the Partnership shares prior to reincorporation. Management currently estimates that upon reincorporation the effective tax rate reflected in the Company's income statement will be approximately 40%. Proforma earnings per share would be $1.33 in 1995, $1.10 in 1994 and $0.91 in 1993, assuming reincorporation had occurred at the beginning of each year. These estimates are necessarily subject to change based on changes in circumstances, statutory tax rates, etc.

Acquisitions and Sales

  Acquisitions have been accounted for using the purchase method, and the results of the acquired businesses have been included in the Partnership's financial statements since their dates of acquisition.

  In 1990, Consumer Services completed a business combination with WMI Urban Services, Inc., a wholly-owned subsidiary of WMX Technologies, Inc. (WMX). Consumer Services acquired certain assets and liabilities of the pest control and TruGreen lawncare businesses of WMX in exchange for a 22% equity interest in Consumer Services. The Consumer Services Partnership Agreement with WMX was amended in June, 1992, giving WMX an option to acquire an additional 5.76% of Consumer Services. In June, 1993, WMX exercised its option and acquired this additional interest in exchange for a $68 million cash payment, thereby increasing their aggregate ownership interest in Consumer Services to 27.76%. As a result of this transaction, the Partnership recognized a $30.2 million gain on the issuance of subsidiary shares in 1993.

   In December, 1995, the Partnership issued 18.1 million unregistered Partnership shares, representing approximately 19% of the adjusted total number of shares outstanding, in exchange for WMX's 27.76% ownership interest in Consumer Services. This transaction represented a negotiated acceleration of a conversion right previously held by WMX that was first exercisable beginning in 1998. WMX also received a five year option to purchase an additional 1.25 million shares at $33.00 per share. The unregistered shares and the option include a number of voting and trading restrictions, including significant limitations on open market sales, with ServiceMaster retaining a right of first refusal. WMX has also agreed not to initiate any action that would increase its ownership interest in ServiceMaster to more than 21%.

   The shares issued to WMX were valued based upon the average market price of the Partnership's shares at the time the transaction was agreed to and announced, adjusted to reflect the significant voting and trading restrictions on the shares, and other considerations. The valuation of the restricted shares issued to WMX was determined in part based on a review performed by an international investment banking firm. The acquisition resulted in approximately $235 million in intangible assets, primarily trade names and goodwill, which will be amortized on a straight-line basis over 40 years. The following schedule represents unaudited proforma consolidated results of operations as if the WMX minority interest was acquired at the beginning of each period indicated:

(in thousands, except per share data)              1995         1994
                                                 ---------    ---------

Operating revenue                              $ 3,202,504  $ 2,985,207
Net income                                     $   203,038  $   161,748
Net income per share                                $ 2.08       $ 1.69

Notes to the Consolidated Financial Statements

    These proforma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisition taken place at the beginning of each year, or the results which may occur in the future.

   In January, 1995, Consumer Services acquired the 15% minority interest in TruGreen-ChemLawn in exchange for Partnership shares valued at $70.6 million. This consideration represents 2.8 million partnership shares valued at a price of $25 per share, which approximated the quoted market price of the shares at the time of the transaction. In addition, the Partnership provided a contingent right to receive an additional payment in 1997, depending upon the magnitude of TruGreen-ChemLawn earnings and the performance of ServiceMaster shares in 1995 and 1996. Related to this transaction, approximately $59 million of intangible assets, primarily trade names and goodwill, were recorded and are being amortized on a straight-line basis over 40 years.

  In February, 1995, the Partnership sold 80% of the Education Food Service business to DAKA International, Inc. for $10 million in cash and a secured short-term note of approximately $10.25 million which was fully collected by year end. The gain realized on the sale was not material to the overall results for the year.

  In late 1994, the Partnership acquired three international pest control companies: Anticimex Development AB (a Swedish pest control company), Peter Cox, plc (a provider of pest control and wood preservation services in the United Kingdom), and Protekta/Riwa (a provider of pest control and property care in the Netherlands). The aggregate cash consideration paid for these businesses totalled $72 million. The assets and liabilities of these businesses were recorded in the Partnership's financial statement at their estimated fair market values as of the acquisition dates, including approximately $78 million in intangible assets, primarily trade names ($28 million) and goodwill ($50 million), which are being amortized on a straight-line basis over 40 years.

   In August, 1993, the Partnership acquired VHA Long Term Care (VHA-
LTC) for approximately $82.5 million. Equity investments were also made by certain members of VHA Long Term Care management, who acquired an 11% equity interest in VHA-LTC operations as part of the transaction. The assets and liabilities of VHA-LTC were recorded in the Partnership's financial statements at their estimated fair market values as of the acquisition date, including approximately $68 million in goodwill which is being amortized on a straight-line basis over 40 years.

   The Partnership also made several small acquisitions, predominately pest control and lawncare businesses, in 1995, 1994, and 1993, valued at $51 million, $26 million, and $10 million, respectively.

   Supplemental cash flow information regarding the Partnership's acquisitions is as follows:




(In thousands)                                  1995        1994       1993
                                                ----        ----       ----

Fair value of assets acquired                $ 502,430   $ 144,710  $ 106,147
Less liabilities assumed                       (24,246)    (46,867)   (13,407)
Net assets acquired                            478,184      97,843     92,740
Less Partnership shares issued                (435,188)     (5,670)   (18,285)
Less cash acquired                                (233)     (1,923)    (2,922)
Business acquisitions, net of cash acquired  $  42,763   $  90,250  $  71,533


   The Partnership sold its minority equity investment in Norrell Corporation in February, 1994, for approximately $29.3 million, which exceeded its carrying value. In May, 1994, related preferred shares were redeemed for $14.6 million in cash and 372,950 common shares.

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

Income Taxes

  The Partnership is not directly subject to income taxes. Instead, its taxable income or loss is allocated to its partners. However, the Partnership has certain subsidiaries which operate in corporate form, including American Home Shield, its home health care businesses, and certain international operations.

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



(In thousands)                              1995       1994       1993
                                            ----       ----       ----

Partnership income not subject to federal
 income taxes                            $ 174,312  $ 145,760  $ 156,256
Income (loss) of subsidiary corporations
  subject to income taxes                    3,295     (3,122)    (8,163)


Income before income taxes               $ 177,607  $ 142,638  $ 148,093

Notes to the Consolidated Financial Statements

Long-Term Debt and Other Long-Term Obligations
  Long-term debt and other long-term obligations include the following:

(In thousands, except per share data)              1995        1994
                                                   ----        ----
Notes Payable:
 7.47%, maturing in 1996 and 1997               $  75,000   $  75,000
 6.65%, maturing in 2002 - 2004                    70,000      70,000
 8.38%, maturing in 1997 - 2001                    50,000      50,000
 10.57%, maturing in 1996 - 2000                   45,000      45,000
 10.81%, maturing in 2000 - 2002                   55,000      55,000
 9%, convertible at $12.92/share                   18,600      18,600
 6%,  subordinated, convertible at $18.67/share     3,581       3,761
 Revolving credit facilities                       50,000      41,000
 Other                                             58,153      36,377
 Less current portions                            (13,431)     (8,227)

 Total long-term debt                          $  411,903  $  386,511

Insurance accruals and other
  long-term liabilities                        $  105,700  $   97,395


   The Partnership is a party to a number of long-term debt agreements which require it to maintain compliance with certain financial covenants, including limitations on indebtedness, restricted payments, fixed charge coverage ratios and net worth. The Partnership is in compliance with the covenants related to these debt agreements. In August, 1995, the Partnership entered into a five-year, multi-currency, revolving credit agreement under which the Partnership can borrow up to $300 million from a group of thirteen banks. The line of credit can be used for general Partnership purposes. The revolving credit facility had $250 million of unused commitments as of December 31, 1995. Approximately $34 million of notes payable are expected to be refinanced by the revolving credit facility in 1996.

  Interest paid was $34.3 million in 1995, $29.6 million in 1994, and $31.5 million in 1993. Average rates paid on the revolving credit facilities were 6.20% in 1995 and 4.33% in 1994. Future scheduled long-term debt payments are $69.0 million in 1997, $19.0 million in 1998, $19.0 million in 1999 and $37.3 in 2000. Based upon the borrowing rates currently available to the Partnership for long-term borrowings with similar terms and maturities, the fair value of long-term debt is approximately $442 million.

   The Partnership and the minority investors in Management Services, Diversified Health Services, and certain other small business units have rights, respectively, to acquire or sell these minority interests between 1997 and 2002 at then-current fair market value. Based on current projections, the aggregate future payments that the Partnership could be required to make to purchase the minority interests under these arrangements is approximately $35 million. These purchases, if made, would be recorded as the acquisition of minority interest at the time of payment.

  Future long-term noncancelable operating lease payments are $24.9 million in 1996, $19.7 million in 1997, $15.0 million in 1998, $11.5 million in 1999, $7.6 million in 2000, and $12.9 million thereafter. Rental expense for 1995, 1994, and 1993 was $65.4 million, $55.3 million, and $49.7 million, respectively.

Notes to the Consolidated Financial Statements

Shareholders' Equity

   As of December 31, 1995, there were 5,507,000 Partnership shares available for issuance upon the exercise of employee options outstanding and future grants.

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

  As part of the acquisition of the minority interest ownership in Consumer Services, WMX received a five-year option to purchase 1.25 million shares at $33.00 per share.

                                          Share         Price       Share        Price
                                          Options       Range       Grants       Range
                                          -------       -----       ------       -----

Exercised, paid or vested during 1993    (497,105)  $ 2.46-17.33   (143,202)   $ 5.53-21.75

Total exercisable, December 31, 1993    3,864,500   $ 2.46-25.75        ---    $        ---
Total outstanding, December 31, 1993    3,864,500   $ 2.46-25.75    871,711    $ 9.67-21.75

Transaction During 1994:
 Granted                                1,235,000   $      21.75      4,000    $21.75-25.50
 Exercised, paid or vested               (368,395)  $ 2.46-25.75    (65,944)   $ 9.67-25.50
 Terminated or resigned                   (35,129)  $ 5.56-17.33        ---    $        ---

Total exercisable, December 31, 1994    4,695,976   $ 2.46-25.75        ---    $        ---
Total outstanding, December 31, 1994    4,695,976   $ 2.46-25.75    809,767    $ 9.67-25.50

Transactions during 1995:
 Granted to employees                         ---   $        ---      6,500    $22.88-26.88
 Issued to WMX Technologies, Inc.       1,250,000   $      33.00        ---    $        ---
 Exercised, paid or vested               (416,001)  $ 2.46-25.75   (141,238)   $ 9.67-26.88
 Terminated or resigned                  (121,853)  $ 4.44-25.75    (21,477)   $10.00-10.28

Total exercisable, December 31, 1995    4,158,122   $ 2.46-25.75        ---    $        ---
Total outstanding, December 31, 1995    5,408,122   $ 2.46-33.00    653,552    $ 9.67-26.88

Cash and Marketable Securities

   Marketable securities held at December 31, 1995, and December 31, 1994, with a maturity of three months or less, are included in the Statements of Financial Position caption "Cash and Cash Equivalents". Marketable securities with maturities in excess of three months are stated at market value. Interest and dividend income received on cash and marketable securities was $6.8 million, $5.4 million, and $4.2 million in 1995, 1994, and 1993, respectively.

Employee Benefit Plans

   Contributions to qualified profit sharing plans were made in the amount of $7.4 million in 1995, $6.4 million in 1994, and $6.6 million in 1993. Under the Employee Share Purchase Plan, the Partnership contributed $0.8 million per year in 1995, 1994, and 1993. These funds defrayed part of the cost of the shares purchased by employees.

Notes to the Consolidated Financial Statements

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

  Certain amounts from prior periods have been reclassified to conform with the current presentation.

                                   % Incr.              % Incr.
                           1995    '95-'94      1994    '94-'93      1993
                           ----    -------      ----    -------      ----

Operating Revenue:
First Quarter         $   707,764      8%   $  657,638     12%   $  585,130
Second Quarter            852,791      8       791,496      9       728,725
Third Quarter             854,383      7       797,015      6       749,746
Fourth Quarter            787,566      7       739,058      6       695,258
                      $ 3,202,504      7%   $2,985,207      8%   $2,758,859

Gross Profit:
First Quarter         $   135,952     19%   $  114,364     23%   $   93,098
Second Quarter            203,300     12       180,954     10       163,809
Third Quarter             207,556     12       184,751     10       167,665
Fourth Quarter            169,404      9       155,127     10       141,603
                      $   716,212     13%   $  635,196     12%   $  566,175

Net Income:
First Quarter         $    28,880     18%   $   24,546     16%   $   21,232
Second Quarter (Note)      50,160     24        40,434    -35        62,059
Third Quarter              47,750     25        38,054     20        31,632
Fourth Quarter             45,229     23        36,849     19        31,024
                      $   172,019     23%   $  139,883     -4%   $  145,947

Net Income Per Share:
First Quarter         $      0.37     16%   $     0.32     14%   $     0.28
Second Quarter (Note)        0.63     21          0.52    -36          0.81
Third Quarter                0.60     22          0.49     20          0.41
Fourth Quarter               0.57     19          0.48     20          0.40
                      $      2.17     20%   $     1.81    -5%    $     1.90

Cash Distributions Per Share:
First Quarter         $      0.23      0%   $     0.23     5%    $     0.22
Second Quarter               0.24      4          0.23     5           0.22
Third Quarter                0.24      4          0.23     5           0.22
Fourth Quarter               0.24      4          0.23     0           0.23
                      $      0.95      3%   $     0.92     3%    $     0.89

Price Per Share:
First Quarter         $25.00-21.50          $28.38-22.00         $20.00-17.63
Second Quarter         27.25-23.63           26.38-22.63          24.88-17.88
Third Quarter          28.88-26.50           26.50-24.00          25.38-21.75
Fourth Quarter         30.38-27.63           25.38-21.50          31.00-25.13

Note:   The results for the second quarter of 1993 included the recognition
of a $30.2 million unusual gain on the issuance of subsidiary shares.   See
Management Discussion and Analysis of Financial Condition and Results of Operations for additional information.