Form 10-K, Exhibit 13
period 1996-12-31
SERVICEMASTER LTD PARTNERSHIP
filed 1997-03-27
CIK 806027

                    Management Discussion and Analysis
            of Financial Condition and Results of Operations

                  (All share and per share data reflect
               the three-for-two share split in June 1996)

1996 Compared to 1995

  Revenues increased 8 percent to $3.5 billion primarily due to internal growth, with the effects of acquisition activity at both the Consumer Services and Management Services segments offsetting the disposition of the Education Food Service line in early 1995. Operating income increased 17 percent to $295 million, while margins increased to 8.5 percent of revenue from 7.9 percent in 1995, reflecting the combined effects of the continued rapid growth of our higher margin business units and the favorable effects of overhead leveraging throughout the enterprise. Net income was $245 million, reflecting a 43 percent increase over 1995, while earnings per share totalled $1.70, an increase of 17 percent. The net income and earnings per share growth rates both reflect the December 1995 acquisition of WMX Technologies, Inc.'s (WMX) minority ownership interest in Consumer Services. This transaction reduced minority interest expense, while increasing the number of shares outstanding by approximately 27 million (on a post-split basis).

  The Consumer Services business segment achieved a 13 percent increase in revenues and net income growth of 23 percent. TruGreen-ChemLawn operations had strong growth in revenues and profits despite unfavorable weather conditions throughout the year. Continued strong growth in
residential services and strong commercial   sales,   combined  with  the
favorable   effects  of  new  service initiatives,  such as interior
plantscaping and home fertilizer delivery, helped offset the weather-related adversities. Terminix achieved solid growth in revenues as a result of increases in pest control sales and termite completions. Profits also increased but at a less rapid pace due to changes in the sales mix and higher production costs. American Home Shield achieved very strong increases in warranty contracts written, earned revenues and profits, primarily as a result of strong internal growth, small acquisitions and continued increases in contract renewals. The ServiceMaster Residential/Commercial operations continued to achieve growth in revenues and profits, reflecting the continued repurchase of distributors, as well as steady internal growth which offset a decline in large disaster recovery projects. The Merry Maids business achieved solid increases in revenues and profits as a result of strong growth from existing franchisees, as well as the expansion of company-owned branch operations.

  The Management Services business segment achieved 11 percent overall growth in net income for the year. This growth is due to strong cost controls and improved customer retention, as well as the elimination of losses incurred in 1995 from the discontinued Education Food Service business. Net income from continuing operations increased 5 percent. Revenues grew 3 percent over the prior year as improvements in Education and Business & Industry were offset by slight reductions in Healthcare. Revenues generated from the fourth quarter acquisition of Premier Manufacturing Support Services (Premier) offset the effect of the disposition of Education Food Service in February 1995. The Healthcare business within Management Services, which primarily serves the acute care sector of the health care market, recorded profits that were consistent with the prior year level. Strong cost controls and  efficiency  gains offset a slight  decline in revenues,
reflecting   continuing    competitive   pressures   and   industry
consolidations. Diversified Health Services which serves primarily the long-term care sector of the health care market, is included in the New Business Development segment. As noted later, they continue to achieve excellent growth in revenues and profits. The Education market experienced solid revenue growth with an improved customer retention rate. Profits decreased as a result of lower margins on a higher mix of large school district contracts. The Business & Industry unit achieved double-digit
increases in both revenues and profits, with a    substantial  increase in
services to the aviation industry. In addition, the segment's new initiative, Global Facilities Solutions, a total facilities management outsourcing package designed for multifacility customers located throughout the world, achieved their first sales during the fourth quarter of the year, with annualized revenues exceeding $10 million.

  Revenues in New Business Development and Parent increased 15 percent to $307 million, and operating income increased 18 percent to $39.4 million,
reflecting strong  growth  at  ServiceMaster   Diversified   Health  Services
and  in  the Partnership's   International   operations.   ServiceMaster
Diversified  Health Services  continued  to  achieve  excellent  growth  in
revenues  and  profits, reflecting   strong  growth  in  management
services, improvements   in  the
rehabilitation operations which were started in 1995, and a significant increase in transaction-related fees and gains. The business unit acquired DTEC and Comprehensive Pharmacy Services in 1996, both pharmacy management companies, expanding the scope of services available to the Partnership's customer base. The International operations achieved strong growth in the European pest control businesses and continued improvement in royalty fees from existing licensees. Net income was adversely affected by a nonrecurring charge associated with a joint venture.

  On a consolidated basis, cost of services rendered and products sold increased 7 percent but continued to decline as a percentage of revenue to
77.5 percent in
1996 from 78.1 percent in 1995. This decrease as a percentage of revenue reflects the changing mix of the business as Consumer Services increases in size in relation to the overall business of the Partnership. The Consumer Services units operate at a higher gross profit margin than the Management Services business units, but incur relatively higher levels of selling and administrative costs.

  Consolidated selling and administrative expenses increased 7 percent over the prior year, but, as a percentage of revenue, decreased from 14.1 percent
in 1995 to  13.9 percent in 1996,  reflecting   good  cost   controls  and
improved efficiencies.

  Overall operating income margins continue to reflect effective  leveraging
and rapid growth in higher margin  businesses,  improving to            8.5
percent of revenues compared to 7.9 percent in 1995.
  Interest income increased over prior year levels due to growth in the investment portfolio at American Home Shield, as well as gains realized on several sales of marketable securities during the year. Interest expense increased over the prior year reflecting increased borrowings relating to acquisitions and treasury share purchases. The decrease in minority interest expense primarily reflects the purchase from WMX of the minority interest in the Consumer Services business segment in December 1995. Income taxes increased over 1995 levels reflecting strong growth at American Home Shield, which is already organized in corporate form and hence subject to corporate taxes.


1995 Compared to 1994

  Revenues increased 7 percent to $3.2 billion due to internal growth and the inclusion of the European pest control acquisitions made in the second half of 1994, partially offset by the disposition of the Education Food Services business in February 1995. Operating income increased 18 percent to $252 million, while margins increased to 7.9 percent of revenue from 7.2 percent in 1994, reflecting the combined effects of the continued rapid growth of our higher margin Consumer Services business unit, the favorable effects of overhead leveraging throughout the enterprise, and reduced costs in the Management Services business unit. Net income was $172 million, reflecting a 23 percent increase over 1994, while earnings per share totalled $1.45, an increase of 21 percent. Earnings per share
reflect the  issuance  of     4.2  million  shares in January  1995, in
connection with the acquisition of the TruGreen-ChemLawn minority interest, partially offset by the effects of the ongoing share repurchase program.

  The Consumer Services business segment achieved a 14 percent increase in revenues and net income growth of 33 percent, with solid performances achieved by all units. TruGreen-ChemLawn operations had strong growth in revenues and profits despite unfavorable weather conditions. This primarily resulted from significant increases in the customer base and productivity improvements. Terminix achieved solid growth in revenues and profits, with improvements in customer retention, cost controls and improved productivity. American Home Shield achieved very strong increases in warranty contracts written and operating profits, primarily as a result of geographic expansion in the home resale market, increases in direct-to-consumer sales, and continued improvement in the rate of contract renewals. The ServiceMaster Residential/Commercial operations continued to achieve strong increases in disaster recovery services, which are provided by both franchisees and on a direct basis for more significant commercial projects. The Merry Maids business achieved solid double-digit increases in revenues and profits as a result of strong growth in royalty fees from existing franchisees, along with encouraging results from company-owned branches.

  The Management Services business segment achieved 11 percent profit growth for the year. Revenues were below prior year levels, primarily reflecting the disposition of the Education Food Service business early in the year. On a comparable basis, revenues increased approximately 3 percent for the year. Profits in the Healthcare market increased sharply, despite continuing industry contraction in the acute care sector of that market, as a result of cost reductions and improvements in customer retention. Annualized new start revenues in health care increased over prior year levels, primarily due to strong sales of management support services to long-term care facilities. Profits in the Education market increased modestly over prior year levels, despite losses and wind-down costs in the food service line prior to its disposition. The increase in profits
primarily  reflects  improved   efficiencies   resulting  from  the
reorganization in 1994, as well as other cost control efforts. The Business & Industry unit achieved strong increases in both revenues and profits, with a substantial increase in services to the aviation industry.
  Revenues in New Business Development and Parent increased 117 percent to $265.8 million and operating income increased 30 percent to $33.4 million, reflecting the full year inclusion of the European pest control operations acquired in the last four months of 1994. ServiceMaster Diversified Health Services continued to achieve excellent growth in revenues and profits due to increases in the numbers of facilities served and strong growth in medical supply sales and ancillary services. International operations achieved solid growth in royalty fees from existing licensees. The direct European pest control operations acquired in the second half of 1994 achieved modest net income after all acquisition costs, and continued to perform in accordance with expectations.

  On a consolidated basis, cost of services rendered and products sold increased 6 percent but continued to decline as a percentage of revenue, from
78.9 percent in 1994 to 78.1 percent in 1995. This decrease as a percentage of revenue reflects the changing mix of the business as Consumer Services increases in size in relation to the overall business of the Partnership. The Consumer Services units operate at a higher gross profit margin than the Management Services business units, but incur relatively higher levels of selling and administrative costs.

  Consolidated selling and administrative expenses increased 9 percent over the prior year, reflecting increased volume in the Consumer Services businesses as well as the International acquisitions. As a percent of revenue, these costs increased from 13.9 percent in 1994 to 14.1 percent in 1995. This increase as a percentage of revenue is also primarily attributable to the changing business mix of the Partnership.

  Overall operating income margins continue to reflect effective leveraging and rapid growth in higher margin businesses, increasing to 7.9 percent of revenue. Interest expense increased over prior year levels reflecting increased borrowings, primarily relating to the late 1994 European pest control acquisitions and a volume-related increase in seasonal borrowings, partially offset by the proceeds received from the sale of the Education Food Service business. Minority interest expense increased slightly for the year reflecting higher amounts associated with the minority ownership interest in the rapidly growing Consumer Services business, partially offset by the purchase of the TruGreen-ChemLawn minority interest early in 1995. Taxes increased over 1994 levels reflecting increased profitability at American Home Shield and, to a lesser extent, taxes relating to the recently acquired European pest control businesses. Unlike the rest of the enterprise, these businesses are organized as corporations and hence are subject to corporate level income taxes.

1996 Financial Position

  The Partnership continued to exhibit outstanding cash generating ability, with cash flows from operations increasing 15 percent to $341 million, and free operating cash flows (defined as cash from operations less property additions) increasing 18 percent to over $298 million. Free operating cash flow is a key measurement for understanding the growing value of the
Partnership.   It represents the cash  available for enhancing  shareholder value (acquisitions, dividends and share repurchases) after financing the growth of existing business units. For many companies, free operating cash flow is less than reported earnings because of the high incremental investment in working capital and fixed assets required to grow their existing businesses. This is not the case for ServiceMaster, as free operating cash flow has consistently exceeded net income as a result of relatively low working capital and fixed asset requirements, combined with the effects of noncash charges for amortization and minority interest.

  Cash and marketable securities totalled approximately $114 million, and there were no borrowings under existing bank revolving credit facilities. The Partnership had $300 million of unused commitments at December 31, 1996. Management believes that funds generated from operations and other existing financial resources will continue to be adequate to satisfy the ongoing operating needs of the Partnership.

  In October 1996, the Management Services business unit acquired Premier, a company that specializes in paint shop cleaning, materials management, and manufacturing support services to customers in the automotive industry. In addition, throughout the year, the Partnership acquired several other smaller companies, predominantly pest control and lawn care businesses.

  In December 1996, the Partnership agreed to acquire Barefoot Inc., the second largest professional residential lawn care service company in the United States, for a price of $16 per share in either cash or an equivalent amount of Partnership shares. The aggregate value of this transaction was approximately $232 million. Approximately 63 percent of Barefoot stockholders elected to receive Partnership shares. This transaction was finalized in February 1997.

  In February 1997, the Partnership and WMX reached an agreement in which the Partnership would buy from WMX its entire ownership interest in ServiceMaster for approximately $626 million. This agreement will result in the Partnership acquiring the 27.2 million Partnership shares held by WMX and cancelling WMX's option to purchase an additional 1.88 million Partnership shares. This transaction is expected to be completed in April 1997. The Partnership intends to initially finance the repurchase with short-term bank financing. Management is evaluating a number of long-term financing alternatives for both this transaction and the cash portion of the Barefoot acquisition. Subject to market conditions, the Partnership currently anticipates that approximately 50 percent of the $858 million combined value of the WMX and Barefoot transactions will be ultimately refinanced through equity issuances within the next two years. The transaction with WMX is expected to be immediately additive to earnings per share and will provide significant, incremental tax benefits to ServiceMaster.

  The increase in accounts and notes receivable reflects general business growth and the acquisition of Premier, partially offset by the collection of short-term notes receivable from specific financing projects. The increase in expenses and other assets have increased primarily due to the strong growth at American Home Shield, where initial direct contract costs are capitalized and expensed over the life of the service contract.

  Property and equipment increased primarily due to general business growth. Except as previously described, the Partnership does not have any material capital commitments at this time.

  The increase in intangible assets is primarily attributable to the acquisition of Premier, as well as the other acquisitions previously described.

  Accounts payable and other liabilities increased due to general business growth and the effects of acquisitions. Deferred revenues increased primarily as a result of strong growth in warranty contracts written at American Home Shield.

  Debt levels increased, reflecting treasury share purchases and acquisitions, partially offset by strong operating cash flows. In the third quarter of 1996, the Partnership completed a $125 million private placement of debt at an interest rate of 7.4 percent, with the proceeds used to repay floating rate bank debt.

  Total shareholders' equity increased to $797 million in 1996 from $747
million in  1995,   reflecting   strong   earnings   partially   offset  by
shareholder distributions and treasury share purchases.

  In December 1995, the Board of Directors of the Partnership authorized the repurchase of up to $150 million of outstanding Partnership shares in the open market or in privately negotiated transactions. As of December 31, 1996, approximately $77 million of the total amount authorized had been repurchased (covering approximately 3.5 million shares at an average price of $22.30 per share) with the remaining $73 million expected to be repurchased in 1997. At year end, the aggregate market value of the Partnership's outstanding shares totalled $3.7 billion. An investor who held their shares for the entire year realized a total return on their investment of 33 percent in 1996, exceeding market averages. ServiceMaster shareholders have also experienced compounded total returns exceeding 20 percent annually over the last five-, 10and 20-year periods.
Cash distributions paid directly to shareholders totalled $94 million, or $.66 per share, in comparison to $74 million in 1995, a 4 percent per share increase over the prior year. However, the total amount of cash distributions, including payments made to the shareholders' trust described below, increased 15 percent to approximately $147 million. This reflects the increase in direct distributions per share described above, the higher number of shares outstanding, and a slight increase in payments to the shareholders' trust, consistent with expectations. The portion of this increase that related to the higher number of outstanding shares has been partially offset by a substantial decline in distributions to holders of minority interests, reflecting the change in the status of WMX from a minority partner in the Consumer Services business unit to a shareholder in the overall ServiceMaster enterprise.

  Several years ago, the Partnership adopted a pattern of $.02 to $.03 annual increases in direct distributions to shareholders for the remaining term of the Partnership. As a result of this pattern, management expects to be able to continue to increase the amount of the direct distribution in both the year of reincorporation and thereafter. Under current tax law, the Partnership is required to convert to corporate form on or before December 31, 1997. The shareholders have already approved a Plan of Reincorporation that provides for a one-for-one, tax-free exchange of Partnership shares for common stock.

  As discussed in previous years, ServiceMaster has established a trust for the benefit of Partnership shareholders. On behalf of shareholders, the trust is allocated the portion of the Partnership's taxable income which exceeds the level of direct cash distributions. The trust receives cash payments from the Partnership in amounts sufficient to pay its income tax obligations on this allocated taxable income. The trust has no residual resources or obligations, and will be terminated when the Partnership returns to corporate form. Cash distributions made to the trust totalled $50 million in 1996 and $49 million in 1995. For the remaining term of the Partnership, overall taxable income is expected to increase at a faster rate than the level of direct distributions to shareholders.

  The  Partnership's  return to  corporate  form is not  expected to
materially impact  the  enterprise's   future  liquidity  and  capital
resources.   As  a corporation,  the  Company  will be  responsible  for the payment of corporate federal and state income taxes. The increased cash requirements related to corporate income taxes will be significantly offset by the elimination of cash payments to the Partnership's shareholder trust and the annual cash benefit resulting from the tax deductible step-up in basis in the enterprise's assets upon reincorporation.

  Taxable income per Partnership share in 1996 will be $.66 for those shareholders who have held their shares since ServiceMaster adopted partnership form in 1986. Taxable income per Partnership share will be less than $.66 for Partnership shares purchased in 1987 and thereafter.

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

                                                              1996       1995        1994        1993        1992
                                                            --------   --------    --------    --------    ------
--
             (In thousands, except percentage data)

             Net income................................     $245,140   $172,019    $139,838    $145,947  $122,065

             Depreciation..............................       41,658     38,332      32,885     29,674     27,017
             Amortization..............................       37,348     27,656      21,323     20,282     19,322
             Unusual noncash charges...................          ---        ---         ---        ---     77,635
             Gain on issuance of subsidiary
               shares..................................          ---        ---         ---    (30,200)  (105,306)
                                                            --------   --------    --------    --------  --------
             Cash income...............................     $324,146   $238,007    $194,091    $165,703  $140,733
             Interest expense..........................       38,298     35,855      31,543      32,483    32,155
             Taxes.....................................        7,257      5,588       2,755       2,146     1,233
                                                            --------   ---------   --------    --------  --------
             EBITDA....................................     $369,701   $279,450    $228,389    $200,332  $174,121
                                                            ========  ==========   ========    ========  ========
             Growth over prior period..................        32%        22%         14%         15%        15%


 EBITDA should not be considered an alternative to net income in measuring the Partnership's performance, or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions or other sources and uses of cash which are disclosed in the Consolidated Statements of Cash Flows.

Eleven Year Financial Summary




(In thousands, except per share and percentage data)                 1996               1995              1994
                                                                   ----------         ----------        --------
--
Operating Results (excluding unusual items)
Operating revenue..........................................        $3,458,328         $3,202,504        $2,985,207
Cost of services rendered and products sold................         2,681,008          2,499,700         2,356,435
Selling and administrative expenses........................           482,102            450,937           414,746
                                                                   ----------         ----------        ----------
Operating income (Note)....................................           295,218            251,867           214,026
                                                                   ----------         ----------        ----------
    Percentage of operating revenue........................              8.5%               7.9%              7.2%
Non-operating expense......................................            42,821             74,260            71,388
Provision for income taxes.................................             7,257              5,588             2,755
                                                                   ----------         ----------        ----------
Net income excluding unusual items (Note)..................        $  245,140         $  172,019          $139,883
                                                                   ==========         ==========        ==========


     Percentage of operating revenue.......................              7.1%               5.4%              4.7%

Percentage return on weighted average shareholders'equity..               32%                46%               47%
Per Share

Net income per share excluding unusual items (Note)........        $     1.70         $     1.45        $     1.20
Cash distributions to shareholders.........................        $     0.66         $     0.63        $     0.61
Share price range:
    High price.............................................        $    26.63         $    20.25        $    18.92
    Low price..............................................        $    19.38         $    14.33        $    14.33
Shares used to compute net income per share................           144,439            118,970           116,157


Financial Position (at year end)
Current assets.............................................      $    499,334        $   393,239        $  331,045
Current liabilities........................................           425,552            372,930           304,395
Working capital............................................            73,782             20,309            26,650
Current ratio..............................................             1.2-1              1.1-1             1.1-1
Total assets...............................................         1,846,841          1,649,890         1,230,839
Non-current liabilities....................................           607,614            517,603           483,906
Minority interest..........................................            16,908             12,697           135,272
Deferred gain..............................................               ---                ---               ---
Shareholders'equity........................................           796,767            746,660           307,266
Shares outstanding, net of treasury shares and share
     subscriptions.........................................           142,398            142,818           113,964




Note:  Operating  results on a basis which  includes  restructuring  and unusual  charges, gains on issuance of subsidiary  shares,  and the change in accounting for  postretirement benefits in prior years,  are as follows  (there were no such unusual  items for
1996, 1995 or 1994):


Operating income...........................................       $  295,218          $  251,867        $
214,026
Net income.................................................       $  245,140          $  172,019        $
139,883
Net income per share.......................................       $     1.70          $     1.45        $
1.20
All share and per share data  reflect the  three-for-two  share  splits in 1996, 1993 and 1992.

                                   30





     1993         1992       1991         1990        1989       1988      1987      1986
----------   ----------  ----------   ----------  ----------   ----------  ----------   ----------


 $2,758,859   $2,488,854  $2,109,941   $1,825,750  $1,609,267    $1,531,276  $1,425,316   $1,122,503
  2,192,684    2,021,010   1,762,700    1,545,527   1,387,448     1,327,128   1,228,885        975,137
    393,131      326,477     225,814      177,941     129,035         118,275        116,938
83,216
----------   ----------  ----------   ----------  ----------   ----------  ----------   ----------

    173,044      141,367     121,427      102,282      92,784              85,873              79,493
64,150
 ----------   ----------  ----------   ----------  ----------    ----------  ----------   ----------
       6.3%         5.7%        5.8%         5.6%           5.8%                5.6%
5.6%          5.7%
     55,151       45,740      39,860       30,397      24,016              21,247              19,492
2,235
      2,146        1,233       1,426        2,332           721                 ---                 --
-    29,160
 ----------   ----------  ----------   ----------  ----------    ----------  ----------   ----------
$  115,747   $   94,394  $   80,141   $   69,553  $   68,047   $   64,626  $   60,001   $   32,755
 ==========   ==========  ==========   ==========  ==========    ==========  ==========
==========
       4.2%         3.8%        3.8%         3.8%           4.2%                4.2%

4.2%          2.9%

        46%          54%         74%         130%        139%                135%

166%          48%

$      1.00   $     0.83  $     0.74   $     0.65  $        0.62 $              0.60  $
0.56 $         0.30
$      0.59   $     0.58  $     0.57   $     0.55  $        0.52 $              0.50  $
0.45 $         0.25

$     20.67   $    13.25  $    11.59   $     7.00  $        7.17 $              8.33  $
9.42 $         7.92
$     11.75   $     9.75  $     6.50   $     5.83  $        6.25 $              6.59  $
6.50 $         5.92
    115,269      113,532     108,834      106,811     109,436         107,789        106,325
110,793



$   291,325    $ 257,542   $ 217,517    $ 237,262   $ 219,661     $ 203,925   $ 128,804    $
107,047
    244,552      206,755     157,458      158,046     135,375              76,908
59,993         51,162
     46,773       50,787      60,059       79,216      84,286         127,017             68,811
55,885
      1.2-1        1.2-1       1.4-1        1.5-1       1.6-1               2.7-1
2.1-1          2.1-1
  1,122,461    1,005,531     843,660      796,935     593,693         485,492        371,104
340,226
    471,177      511,211     376,638      372,052     410,056         346,970        260,267
248,226
    117,513       77,906      78,229       55,636       9,174              10,186
8,660          8,732
        ---          ---     109,354      115,195           ---                 ---
---     ---
    289,219      209,659     121,981       96,006      39,088              51,428
42,184         32,106
    114,623      113,505     108,234      107,973     102,398         105,318        104,876

104,525







$   173,044    $   62,432  $ 121,427    $  95,782   $  92,784     $  85,873   $  79,493    $
64,150
$   145,947    $  122,065  $  85,982    $  83,053   $  68,047     $  64,626   $  60,001    $
32,755
$      1.27    $     1.08  $    0.79    $    0.78   $       0.62  $             0.60   $
0.56  $        0.30



----------------------------------------------
Notes to the Consolidated Financial Statements
----------------------------------------------

Summary of Significant Accounting Policies

Basis of Consolidation: The consolidated financial statements include the accounts of ServiceMaster Limited Partnership and its majority-owned subsidiary partnerships and corporations, collectively referred to as the Partnership. Intercompany transactions and balances have been eliminated in consolidation. Investments in unconsolidated subsidiaries representing ownership of at least 20 percent, but less than 50 percent, are accounted for under the equity method. Certain immaterial 1995 and 1994 amounts have been reclassified to conform with the 1996 presentation. The preparation of the consolidated financial statements requires management to make certain estimates and assumptions required under generally accepted accounting principles which may differ from the actual results.

Revenues: Revenues from lawn care, termite and pest control services are recognized as the services are provided. Revenues from franchised services (which in aggregate represent less than 10 percent of consolidated totals) consist of initial franchise fees received from the sales of licenses, sales of products to franchisees, and continuing monthly fees based upon franchise revenue.

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

Inventory Valuation: Inventories are valued at the lower of cost (first-in, first-out basis) or market. Inventory costs include material, labor, and factory overhead and related handling costs. Raw materials represent approximately 3 percent of the inventory value at December 31, 1996. The remaining inventory is finished goods to be used on the customers' premises or sold to franchisees.

Depreciation and Amortization: Buildings and equipment used in the business are stated at cost and depreciated over their estimated useful lives using the straight-line method for financial reporting purposes. The estimated useful lives for building and improvements range from 10 to 40 years, while the estimated useful lives for equipment range from 3 to 10 years. Intangible assets consist primarily of trade names ($190 million), covenants not to compete ($18 million) and goodwill ($880 million).
These assets are amortized on a straight-line basis over their estimated useful lives as follows: trade names 40 years; covenants not to compete -
10 to 20 years;  and goodwill - 40 years. Long-lived   assets,   including
fixed  assets  and  intangible   assets,   are periodically  reviewed to
determine recoverability by comparing their carrying values to the undiscounted future cash flows expected to be realized from their use. No recovery problems have been indicated by these comparisons. If the undiscounted future cash flows had been less than the carrying amount of the asset, an impairment loss would have been recognized based on the asset's fair value, and the carrying amount of the asset would have been reduced accordingly.

Income Taxes: The Partnership is treated as a publicly-traded partnership for federal and state income tax purposes for lines of business existing at December 16, 1987. Substantial new lines of business and international operations are subject to federal, state, and foreign income taxes. Under existing legislation, this tax status will expire at the end of 1997, after which the Partnership will be taxed as a corporation. During the intervening period, all Partnership shareholders are responsible for federal and state income taxes on their proportionate share of taxable income and are entitled to a proportionate share of tax deductions and credits.

  In January 1992, the Partnership's shareholders approved a tax-free Plan of Reorganization to return to corporate form on or before December 31, 1997, with the exact timing determined at the discretion of the ServiceMaster Board of Directors.

Income Per Share: Income per share is based on the weighted average number of common and common equivalent shares outstanding during the year. Shares potentially issuable under option and subscription plans have been considered common equivalent shares.


Report of Independent Public Accountants
To the Shareholders of
ServiceMaster Limited Partnership

We have audited the accompanying consolidated statements of financial position of SERVICEMASTER LIMITED PARTNERSHIP (organized under the laws of the State of Delaware) AND SUBSIDIARIES, as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our  opinion,  the  consolidated  financial  statements  referred  to
above present  fairly,   in  all  material   respects,   the  financial
position of ServiceMaster Limited Partnership and Subsidiaries as of December 31, 1996 and 1995, and the consolidated results of operations and cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP
Chicago, Illinois,
January 22, 1997
(February 24, 1997, as to the pending transaction with WMX Technologies, Inc. and the acquisition of Barefoot Inc. which are discussed in the footnotes to the financial statements.)


Statements of Income
(In thousands, except per share data)



                                                      Years Ended December 31,
                                               1996              1995               1994
                                           -----------       ------------       ----------
-

Operating Revenue.....................    $  3,458,328        $ 3,202,504       $
2,985,207

Operating Costs and Expenses:
Cost of services rendered and products
sold..................................       2,681,008          2,499,700
2,356,435
Selling and administrative
expenses..............................         482,102            450,937
414,746
                                              --------           --------           ------
-

Total operating costs and
expenses..............................       3,163,110          2,950,637
2,771,181
                                            ----------         ----------         --------
-

Operating Income......................         295,218            251,867
214,026

Non-operating Expense (Income):
Interest expense......................          38,298             35,855
31,543
Interest and investment income........         (10,183)            (7,310)
(5,389)
Minority interest, including General
Partners' 2 percent interest which
totalled $4,977 in 1996, $3,505 in
1995, and $2,829 in 1994..............          14,706             45,715
45,234
                                               -------            -------            ----
--

Income before Income Taxes............         252,397            177,607
142,638

Provision for income taxes(1).........           7,257              5,588
2,755
                                                ------             ------             ---
--

Net Income............................    $    245,140        $   172,019        $
139,883
                                           ===========         ==========
=========

Net Income Per Share(1 and 2).........          $ 1.70              $1.45
$1.20
                                                ======             ======
=====


(1) The Partnership is not currently  subject to federal and state income taxes.
However, under current law, this tax status will expire at the end of 1997, after which the Partnership will be taxed as a corporation. A reincorporating plan has been approved by the shareholders and the Partnership currently expects to reincorporate, on a tax-free basis to shareholders, by December 31, 1997. It is currently estimated that the effective tax rate upon reincorporation will be approximately 40 percent of pretax earnings. This estimate is necessarily subject to change based on changes in circumstances, statutory tax rates, etc. Proforma earnings per share would be $1.04 in 1996, $0.89 in 1995, and $0.73 in 1994, assuming reincorporation had occurred at the beginning of each respective year.

(2) Based on 144,439  shares in 1996,  118,970 in 1995,  and  116,157  shares in 1994. All share and per share data reflect the three-for-two share split in June 1996.

(3) See accompanying Summary of Significant Accounting Policies and Notes to
 Consolidated Financial Statements.


Statements of Financial Position


                                                                         As of December 31,
(In thousads)                                                            1996       1995
--------------------------------------------------------------------------------------------


Assets

Current Assets:
Cash and marketable securities, consisting of:
  Cash and cash equivalents of $72,009 in 1996 and $23,113 in 1995
  Marketable securities of $42,404 in 1996 and $26,316 in 1995.....  $  114,413    $   49,429
Receivables, less allowances of $26,287 in 1996 and $20,468 in 1995     270,401       243,649
Inventories........................................................      43,529        40,583
Prepaid expenses and other assets..................................      70,991        59,578
                                                                     -----------    --------
  Total current assets. ...........................................     499,334       393,239

Property, Plant, and Equipment, at Cost:
Land and buildings.................................................      47,536        47,621
Equipment..........................................................     273,177       244,662
                                                                     -----------    --------
                                                                        320,713       292,283
Less:  Accumulated depreciation....................................     174,313       146,431
                                                                     ----------     ---------
Net property, plant, and equipment.................................     146,400       145,852
                                                                     ----------     ---------

Other Assets:
Intangible assets, primarily trade names and goodwill,
  less accumulated amortization of $170,623 in 1996 and
  $133,275 in 1995.................................................   1,088,444
1,021,050 Notes receivable, long-term securities, and other assets...........
112,663                                                              89,749
                                                                     ----------    --------
   -Total Assets....................................................  $1,846,841
   $1,649,890
                                                                     ==========
                                                                     ==========

Liabilities and Shareholders' Equity

Current Liabilities:
Accounts payable...................................................      66,025
50,456
Accrued liabilities:
  Payroll and related expenses.....................................      69,136
69,808
  Insurance and related expenses ..................................      43,675
39,924
  Other............................................................      92,756
84,067
Deferred revenues..................................................     138,339
115,244
Current portion of long-term obligations...........................      15,621
13,431
                                                                     ----------    ----------
  Total current liabilities........................................     425,552       372,930
                                                                     ----------    ---------
Long-Term Debt.....................................................     482,315       411,903
Other Long-Term Obligations........................................     125,299       105,700

Commitments and Contingencies (see Notes)

Minority and General Partners' Interests
   including General Partners' interest of $1,604 in 1996
   and $1,392 in 1995..............................................      16,908       12,697

Shareholders' Equity...............................................     796,767      746,660
                                                                     ----------   ----------
   Total Liabilities and Shareholders' Equity......................  $1,846,841   $1,649,890
                                                                     ==========   ==========



See accompanying Summary of Significant  Accounting Policies and Notes to the Consolidated

Financial Statements.




Statements of Cash Flows


                                                              Years Ended December 31,

 (In thousands)                                         1996          1995           1994
------------------------------------------------------------------------------------------
Cash and Cash Equivalents at January 1.............  $  23,113      $ 14,333       $ 17,271

Cash Flows from Operations:
Net Income.........................................    245,140       172,019        139,883
    Adjustments to reconcile net income to net cash
    provided from operations:
       Depreciation................................     41,658        38,332         32,885
       Amortization................................     37,348        27,656         21,323
    Change in working capital, net of acquisitions:
       Receivables.................................    (19,084)      (28,503)       (21,957)
       Inventories and other current assets........    (12,666)      (16,209)         1,213
       Accounts payable............................     10,302        10,773          5,081
       Deferred revenues...........................     17,602        19,691         10,751
       Accrued liabilities.........................     13,140        24,287         18,254
    Minority interest and other, net...............      7,946        49,379         46,430
                                                      --------      --------       -------Net
Cash Provided from Operations..................        341,386       297,425        253,863
                                                     =========    ==========     ==========

Cash Flows from Investing Activities:
    Property additions.............................    (42,952)      (44,624)       (32,202)
    Business acquisitions, net of cash acquired....    (58,473)      (42,763)       (90,250)
    Net purchases of investment securities.........    (20,075)       (6,820)        (4,594)
    Proceeds from sale of businesses...............      4,526        23,255         29,021
    Notes receivable and financial investments.....      3,304       (12,250)        (9,043)
    Payments to sellers of acquired businesses.....     (3,742)       (2,908)        (2,223)
    Sale of equipment and other assets.............      2,664         2,250          2,229
                                                      ---------     ---------      ---------
Net Cash Used for Investing Activities.............   (114,748)      (83,860)      (107,062)
                                                      ---------     ---------      ---------

Cash Flows from Financing Activities:
    Borrowings, net................................    123,732        96,067         75,904
    Payment of borrowings and other obligations....    (82,857)      (85,945)       (77,405)
    Distributions to shareholders and shareholders'
       trust.......................................   (146,520)     (127,070)       (89,153)
    Distributions to holders of minority interests.     (3,074)      (32,794)       (13,088)
    Purchase of treasury shares....................    (76,556)      (58,500)       (41,266)
    Redemption of preferred stock..................       ----          ----        (14,650)
    Proceeds from employee share option plans......      6,835         3,183          5,274
    Other..........................................        698           274          4,645
                                                     ---------     ---------      ---------
Net Cash Used for Financing Activities.............   (177,742)     (204,785)      (149,739)
                                                     ---------     ---------      --------
Cash Increase (Decrease) During the Year...........     48,896         8,780         (2,938)
                                                     ---------     ---------     ---------
Cash and Cash Equivalents at December 31 ..........  $  72,009     $  23,113     $   14,333
                                                     =========     =========     ==========




See  accompanying   Summary  of  Significant   Accounting  Policies  and  Notes  to  the
Consolidated Financial Statements.


Statements of Shareholders' Equity




                                                                           Limited
Total
                                                 Treasury     Restricted   Partners'
Shareholders'
  (In thousands, except share data)               Shares        Shares      Equity       Equity
--------------------------------------------------------------------------------------------------

Balance, December 31, 1993...................     (29,571)      $ (9,530)   $ 328,320    $ 289,219

Net income 1994..............................                                 139,883      139,883
Shareholder distributions....................                                 (89,153)     (89,153)
Shares issued under option, subscription, and
grant plans and other (651,465 shares).......      17,449            620      (15,156)       2,913
Treasury shares purchased and related costs
   (2,556,333 shares)........................     (41,266)                                 (41,266)
Shares issued for
acquisitions.................................       4,891                         779        5,670
                                                ---------       --------    ---------    ---------

Balance, December 31, 1994...................   $ (48,497)      $ (8,910)   $ 364,673    $ 307,266

Net income 1995..............................                                 172,019
172,019
Shareholder distributions....................                                (127,070)
(127,070)
Shares issued under option, subscription, and
    grant plans and other (290,327 shares)...       2,431          1,361       13,965
17,757
Treasury shares purchased and related costs
    (3,255,305 shares).......................     (58,500)
(58,500)
Shares issued for the acquisition of Consumer
    Services minority interest (27,160,715
    shares)..................................      91,161                     265,227
356,388
Shares issued for the acquisition of the
    TruGreen-ChemLawn minority interest
    (4,236,093 shares) and other acquisitions.                                 78,800       78,800

                                                 --------       --------    ---------     -------
Balance, December 31, 1995....................  $ (13,405)      $ (7,549)  $  767,614    $ 746,660
Net income 1996...............................                                245,140      245,140
Shareholder distributions.....................                               (146,520)    (146,520)
Shares issued under option, subscription, and
    grant plans and other (1,635,469 shares)..      2,506          1,691       (6,713)      (2,516)
Treasury shares purchased and related costs
    (3,437,938 shares)........................    (76,556)                                 (76,556)
Shares issued for acquisitions................     27,455                       3,104       30,559
                                                  -------        --------   ---------   ----------

Balance, December 31, 1996....................  $ (60,000)       $ (5,858)  $ 862,625    $ 796,767
                                                 ========         =======    ========     ========




All share data reflect the three-for-two share split in June 1996.
See  accompanying  Summary of Significant  Accounting  Policies and Notes to the Consolidated
Financial Statements.


Notes to the Consolidated Financial Statements

Business Unit Reporting

  The  business  of the  Partnership  is  conducted  through  the  ServiceMaster
Consumer  Services,   ServiceMaster   Management  Services,   and  New
Business Development and Parent operating units. The Consumer Services unit provides a variety of specialty services to residential and commercial facilities. The Management Services unit provides a variety of supportive management services to health care, education and commercial accounts, as well  as  comprehensive facilities  management  services  to  commercial
accounts.   The  New  Business Development and Parent unit includes
ServiceMaster Diversified Health Services, which provides management services and other products and services to the long-term care industry, and the International operations of the Partnership, which have been grouped with Parent due to the developmental status of these businesses.
The International operations are responsible for overseeing the services of the enterprise which are provided in foreign markets.Eliminations and Other includes minority interest expense and eliminations made in preparing the consolidated financial statements.

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




                                                                    New
                                                                  Business
                                       Consumer    Management   Development     Eliminations
 (In thousands)                        Services    Services      and Parent      and Other     Consolidated
                                      ----------------------------------------------------------------------
1996
Operating revenue................     $1,335,390  $1,815,965     $306,973       $   ----      $ 3,458,328
                                      ----------  ----------     --------       --------       ----------
Operating income.................        179,971      78,828       39,446         (3,027)         295,218
                                      ----------  ----------     --------       --------       ----------
Interest expense.................         13,314       2,220       22,764          -----           38,298
Interest and investment income...         (6,007)     (1,448)      (2,728)         -----          (10,183)
Minority and General Partners'
    interest.....................          -----       4,590        2,248          7,868           14,706
Provision for income taxes.......          6,164         961          132          -----            7,257
                                      ----------   ---------     --------       --------       ----------
Net income                            $  166,500  $   72,505     $ 17,030       $(10,895)      $  245,140
                                      ==========  ==========     ========       ========       ==========

Identifiable assets at
    December 31,1996.............     $1,242,386  $  202,986     $401,469       $   ----       $1,846,841
Depreciation and amortization
    expense......................     $   46,883  $   19,841     $ 12,282       $   ----       $   79,006
Capital expenditures.............     $   16,097  $   18,837     $  8,018       $   ----       $   42,952



1995
Operating revenue................     $1,180,378  $1,756,316     $ 265,810      $   -----      $3,202,504
                                      ----------  ----------     ---------      ---------      ----------
Operating income.................        147,828      72,005        33,402         (1,368)        251,867
                                      ----------   ---------     ---------      ---------      ----------
Interest expense.................         11,606       2,533        21,716          -----          35,855
Interest and investment income...         (3,113)     (1,488)       (2,709)         -----          (7,310)
Minority and General Partners'
    interest.....................           ----       4,644        (1,674)        42,745          45,715
Provision for income taxes.......          3,443         815         1,330          -----           5,588
                                       ---------   ---------     ---------      ---------      ----------
Net income                            $  135,892  $   65,501     $  14,739      $ (44,113)     $  172,019
                                      ==========  ==========     =========      =========      ==========

Identifiable assets at
    December 31, 1995...........      $1,101,418  $  188,583     $ 359,889                     $1,649,890
Depreciation and amortization
    expense.....................      $   36,719  $   18,438     $  10,831                     $   65,988
Capital expenditures............      $   12,524  $   17,497     $  14,603                     $   44,624


1994
Operating revenue...............      $1,039,867    $1,822,984    $ 122,356     $    ----
$2,985,207
                                      ----------    ----------    ---------     ---------      ---------
-
Operating income................         124,752        65,888       25,655        (2,269)
214,026
                                      ----------    ----------    ---------     ---------      ---------
-
Interest expense................          11,900         4,015       15,628          ----
31,543
Interest and investment
  income........................          (1,897)       (1,938)      (1,554)         ----
(5,389)
Minority and General Partners'
  interest......................          10,984         3,916         (378)       30,712
45,234
Provision for income taxes......           1,337           645          773          ----
2,755
                                      ----------    ----------    ---------     ---------      ---------
-
Net income                            $  102,428    $   59,250    $  11,186     $ (32,981)     $
139,883
                                      ==========    ==========    =========     =========
==========


Identifiable assets at
    December 31, 1994...........      $  728,986    $  196,201    $ 305,652
$1,230,839
Depreciation and amortization...      $   31,831    $   16,718    $   5,659                    $
54,208
Capital expenditures............      $    7,777    $   18,424    $   6,001                    $

32,202




Notes to the Consolidated Financial Statements


Partnership

   ServiceMaster  Limited Partnership (the Partnership) holds as its only asset
a 99  percent  interest  in  the  profits,   losses, and  distributions  of
The ServiceMaster Company Limited Partnership, which through subsidiaries owns and operates the ServiceMaster business. The Managing General Partner of these two partnerships is ServiceMaster Management Corporation. The Managing General Partner holds a 1 percent interest in the income of both ServiceMaster Limited Partnership and The ServiceMaster Company Limited Partnership.

  ServiceMaster Management Corporation is owned by 38 ServiceMaster executives who have given their voting rights to the Board of Directors, a majority of whom are independent directors. Under certain circumstances, the shareholders of ServiceMaster Limited Partnership may remove and replace the Managing General Partner.


Plan of Reincorporation

   ServiceMaster Incorporated was created as part of the Plan of
Reorganization approved  by  the   shareholders   of  the  Partnership  in
January 1992. The reorganization is currently expected to become effective by December 31, 1997. No shares of ServiceMaster Incorporated are currently outstanding and there are no plans to issue stock of ServiceMaster Incorporated at the present time.

  The reorganization has been structured as a merger in which ServiceMaster Incorporated will become the successor entity through which
the public will invest   in   ServiceMaster   after the   reincorporation.
At  the  time  of reincorporation,   outstanding   Partnership  shares  will
be converted on a one-for-one basis into new shares of common stock to be issued by ServiceMaster Incorporated. No federal income tax will be imposed on the shareholders of the Partnership as a result of the reincorporation. During the process of reincorporation, ServiceMaster will be entitled to recognize a step-up in the tax basis of its assets, which will be amortized against the taxable income of the surviving enterprise (i.e., ServiceMaster Incorporated) in future years, resulting in an annual cash benefit currently estimated at between $10 and $15 million (before consideration of any additional step-up in tax basis that results from the Partnership's planned repurchase of WMX's ownership interest). Reincorporation will have no impact on the "book basis" of ServiceMaster's assets, which is reflected in the accompanying audited financial statements. The tax basis step-up will result in the recognition of a deferred tax asset in the Company's balance sheet and a corresponding unusual gain in the Company's audited income statement in the period of reincorporation. The exact amount of the tax basis step-up (and the deferred tax asset and unusual gain that will result therefrom) will depend in part on the price and trading volume of the Partnership shares, as well as shares transactions, prior to reincorporation.

  Management currently estimates that upon reincorporation the effective tax rate reflected in the Company's income statement will be approximately 40 percent. Proforma earnings per share would be $1.04 in 1996, $0.89 in 1995 and $0.73 in 1994, assuming reincorporation had occurred at the beginning of each year. These estimates are necessarily subject to change based on changes in circumstances, statutory tax rates, etc.

Taxes

The Partnership is not directly subject to income taxes. Instead, its taxable income or loss is allocated to its partners. However, the Partnership has certain subsidiaries which operate in corporate form, including American Home Shield, its home health care businesses, and certain international operations. Additionally, several of the Partnership's subsidiaries are subject to a variety of state partnership level business taxes and foreign tax payments which account for a significant portion of the provision for income taxes that is currently reflected in the Partnership's consolidated income statement. Income before income taxes consists of the following:



(in thousands)
                                                              1996       1995     1994
                                                            --------  --------  -------
Partnership income not subject to federal or foreign
   income taxes .........................................   $241,591  $174,312
$145,760
Income (loss) of subsidiary corporations subject to
   income taxes..........................................     10,806     3,295
(3,122)
                                                            --------  --------  -------
-Income before taxes                                        $252,397  $177,607
$142,638
                                                            ========  ========
========






Acquisitions and Sales

  Acquisitions have been accounted for using the purchase method, and the results of the acquired businesses have been included in the Partnership's financial statements since their dates of acquisition.

  During 1996, the Partnership acquired Premier, a provider of management services to the automotive industry, and several other smaller companies, predominately pest control, lawn care and pharmacy management businesses. The aggregate fair value of assets acquired less liabilities assumed was $91 million. The assets and liabilities of these businesses were recorded in the Partnership's financial statements at their estimated fair market values as of the acquisition dates, including approximately $96 million of intangible assets which are being amortized on a straight-line basis over 40 years.

  On December 5, 1996, the Partnership announced that it had reached an agreement to acquire Barefoot Inc., the second largest professional residential lawn care services company in the United States. The transaction was consummated on February 24, 1997, with the Partnership paying $16 per share, or an aggregate value of approximately $232 million consisting of $146 million in Partnership shares and $86 million in cash.

  In December 1995, the Partnership issued 27.2 million unregistered Partnership shares, representing approximately 19 percent of the adjusted total number of shares then outstanding, in exchange for WMX's 27.76 percent ownership interest in Consumer Services. This transaction represented a
negotiated acceleration of a       conversion right previously held by WMX
that was first  exercisable  beginning
in 1998.  WMX also  received a five year option to purchase an  additional
1.88 million shares at $22.00 per share. The unregistered shares and the option included a number of voting and trading restrictions, including significant limitations on open market sales, with ServiceMaster retaining a right of first refusal. WMX also agreed not to initiate any action that would increase its ownership interest in ServiceMaster to more than 21 percent.

  The shares issued to WMX were valued based upon the average market price of unrestricted Partnership shares at the time the transaction was agreed to and announced, adjusted to reflect the significant voting and trading restrictions on the shares and other considerations. The valuation of the restricted shares issued to WMX was determined in part based on a review performed by an international investment banking firm. The acquisition resulted in approximately $239 million in intangible assets, primarily trade names and goodwill, which are being amortized on a straight-line basis over 40 years.

  The following schedule represents the unaudited proforma consolidated results of operations as if the WMX minority interest was acquired at the beginning of each period indicated:

                                                         1995            1994
(in thousands, except per share data)                 ----------      --------
-
Operating revenue...........................          $3,202,504
$2,985,207 Net income..................................          $  203,038
$  161,748 Net  income  per share                     $     1.39      $
1.13


  On February 19, 1997, the Partnership and WMX announced that the two companies had reached an agreement under which ServiceMaster would buy WMX's entire ownership interest in ServiceMaster for approximately $626 million. This transaction, which is expected to be completed in April 1997, will result in the Partnership acquiring the 27.2 million Partnership shares held by WMX and cancelling WMX's option to purchase an additional
1.88 million Partnership shares. The repurchase will be initially financed with short-term bank financing. Management is currently evaluating a number of long-term financing alternatives for this transaction and the Barefoot acquisition, which would potentially include equity issuances within the next two years.

  In January 1995, Consumer Services acquired the 15 percent minority interest in TruGreen-ChemLawn in exchange for Partnership shares valued at $71 million. This consideration represented 4.2 million Partnership shares valued at the quoted market price of the shares at the time of the transaction. Related to this transaction, approximately $59 million of
intangible  assets,  primarily trade  names  and  goodwill,   were  recorded
and  are  being  amortized  on  a straight-line basis over 40 years.
In February 1995, the Partnership sold 80 percent of the Education Food Service business to DAKA International, Inc. for $10 million in cash and a secured short-term note of approximately $10.25 million which was fully collected by the end of 1995. The gain realized on the sale was not material to the overall results for the year.

  In late 1994, the Partnership acquired three European pest control companies: Anticimex Development AB (a Swedish pest control company), Peter Cox, plc (a provider of pest control and wood preservation services in the United Kingdom), and Protekta/Riwa (a provider of pest control and property care in the Netherlands). The aggregate cash consideration paid for these businesses totalled $72 million. The assets and liabilities of these businesses were recorded in the Partnership's financial statements at their estimated fair market values as of their respective acquisition dates, including approximately $78 million in intangible assets, primarily trade names ($28 million) and goodwill ($50 million), which are being amortized on a straight-line basis over 40 years.

Supplemental cash flow information regarding the Partnership's acquisitions is as follows:




                                                    1996            1995          1994
                                                  --------       ---------      ------
--
         (In thousands)

         Fair value of assets acquired .....      $134,377       $502,430       $144,710
         Less liabilities assumed ..........       (43,781)       (24,246)
(46,867)
                                                  --------       --------       --------
         Net assets acquired................        90,596        478,184         97,843
         Less Partnership shares issued.....       (30,559)      (435,188)
(5,670)
         Less cash acquired.................        (1,564)          (233)
(1,923)
                                                  --------       --------       --------
         Business acquisitions,
           net of cash acquired.............      $ 58,473       $ 42,763       $ 90,250
                                                  ========       ========       ========




Long-Term Debt and Other Long-Term Obligations

Long-term debt and other long-term obligations include the following


                                                    1996           1995
                                                -----------    -------------
       (In thousands, except per share data)

       Notes Payable:
       7.40%, maturing in 2006..................$ 125,000      $    --
       7.47%, maturing in 1997..................   50,000         75,000
       6.65%, maturing in 2002 - 2004...........   70,000         70,000
       8.38%, maturing in 1997 - 2001...........   50,000         50,000
       10.57%, maturing in 1997 - 2000..........   36,000         45,000
       10.81%, maturing in 2000 - 2002..........   55,000         55,000
       9%, convertible at $8.61 per share.......   18,300         18,600
       6%, subordinated, convertible at
           $12.45 per share.....................    3,581          3,581
       Revolving credit facilities .............    ---           50,000
       Other....................................   90,055         58,153
       Less current portions....................  (15,621)
       (13,431)
                                                 --------       --------

       Total long-term debt.....................$ 482,315      $ 411,903
                                                =========      =========

       Insurance accruals and other long-term
           liabilities                          $ 125,299      $ 105,700
                                                =========      =========


The Partnership is party to a number of long-term debt agreements which require it to maintain compliance with certain financial covenants, including limitations on indebtedness, restricted payments, fixed charge coverage ratios and net worth. The Partnership has been and currently is in compliance with the covenants related to these debt agreements.

  In September 1996, the Partnership completed a $125 million private placement of debt at an overall interest rate of 7.4 percent. Proceeds were used to pay down the revolving credit facility.

  The Partnership has a five-year, multi-currency, revolving credit agreement under which the Partnership can borrow up to $300 million from a group of 13 banks. The line of credit can be used for general Partnership purposes. The revolving credit facility had $300 million of unused commitments as of December 31, 1996. Approximately $69 million of notes payable are expected to be refinanced by the long-term revolving credit facility in 1997 and therefore are not considered current liabilities.

  The acquisition of Barefoot in February 1997 resulted in additional borrowings of approximately $80 million under the revolving credit facility. In addition, the repurchase of Partnership shares from WMX, expected to be completed in April 1997, will be financed on a short-term basis while management evaluates a number of long-term financing alternatives for both transactions.

  Interest paid was $34 million in 1996, $34 million in 1995, and $30 million in 1994. Average rates paid on the revolving credit facilities were 5.62 percent in 1996 and 6.20 percent in 1995. Future scheduled long-term debt payments are $19 million in 1998, $19 million in 1999, $37 million in 2000 and $28 million in 2001.

  Based upon the borrowing rates currently available to the Partnership for long-term borrowings with similar terms and maturities, the fair value of long-term debt is approximately $508 million.

  The Partnership and the minority investors in Management Services and Diversified Health Services had rights, respectively, to acquire or sell these minority interests at then-current fair market value. In early 1997, the Partnership purchased the minority interests for a combination of cash and Partnership shares, totalling $25 million. These minority interest acquisitions recorded in 1997 resulted in approximately $11 million of intangible assets.

  Future long-term noncancelable operating lease payments are $27.9 million in 1997, $21.7 million in 1998, $16.2 million in 1999, $10.8 million in 2000,
$6.0 million in 2001, and $9.4 million thereafter. Rental expense for 1996, 1995, and 1994 was $74.8 million, $65.4 million, and $55.3 million, respectively.


Employee Benefit Plans

  Contributions to qualified profit sharing plans were made in the amount of $6.9 million in 1996, $6.2 million in 1995, and $6.4 million in 1994. Under the Employee Share Purchase Plan, the Partnership contributed $1.0 million in 1996 and $.08 million per year in 1995 and 1994. These funds defrayed part of the cost of the share purchased by employees.


Shareholders' Equity

  As of December 31, 1996 there were 9,520,000 Partnership shares available for issuance upon the exercise of employee options outstanding, the WMX option and future grants. Share options are issued at a price not less than the fair market value on the grant date and expire within ten years of the grant date. Certain options may permit the holder to pay the option exercise price by tendering Partnership shares that have been owned by the holder without restriction for an extended period. Share grants carry a vesting period and are restricted as to the sale or transfer of the shares.

   In 1995, as part of the acquisition of the minority ownership interest in Consumer Services, WMX received a five-year option to purchase 1.88 million shares at $22.00 per share. This option, which first became exercisable in 1997, will be cancelled as part of the agreement reached in February 1997 between the Partnership and WMX in which the Partnership agreed to repurchase WMX's entire ownership interest in ServiceMaster.

  The Partnership accounts for employee share options under APB Opinion 25, as permitted under generally accepted accounting principles. Accordingly, no compensation cost has been recognized in the accompanying financial statements related to these options. Had compensation cost for these plans been determined consistent with SFAS 123, which is an accounting alternative that is permitted but not required, the Partnership's net income and net income per share would reflect the following:

                                                    1996
                                                 ----------
(in thousands, except per share data)
Net Income:              As Reported..........    $245,140
                         Proforma.............    $243,549

Net Income Per Share:    As Reported..........    $   1.70
                         Proforma.............    $   1.69


  Since SFAS 123 does not apply to options granted prior to 1995, the proforma disclosure is not likely to be indicative of proforma results which may be expected in future years. This primarily relates to the fact that options vest over several years and proforma compensation cost is recognized as the options vest; another factor is that additional awards may also be granted in those years.

  The fair value of each option is  estimated  on the date of grant based on
the Black-Scholes   option pricing  model  with  the  following   weighted-
average assumptions: a risk-free interest rate of 5.6 percent; a volatility rate of 27 percent; a 3.2 percent distribution yield; and an average expected life of 7 years. The options granted to employees in 1996 have a weighted-average fair value of $5.40 and vest ratably over five years. The Partnership has estimated the value of these options assuming a single weighted-average expected life for the entire award.

                                                                          Weighted-Average
                                           Share Options     Price Range   Exercise Price  Share Grants    Price
Range ---------------------------------------------------------------------------------------------------------------
-------
Total exercisable and outstanding
     December 31, 1993                       5,796,750      $ 1.64 - 17.17      $10.22    1,307,567      $ 6.45 - 14.50
Transaction during 1994:
   Granted to employees                      1,852,500      $        14.50      $14.50        6,000      $14.50 - 17.00
   Exercised, paid , or vested                (552,593)     $ 1.64 - 17.17      $ 7.36      (98,916)     $ 6.45 - 17.00
   Terminated or resigned                      (52,693)     $ 3.71 - 11.55      $10.42         ----      $         ----
Total exercisable and outstanding
     December 31, 1994                       7,043,964      $ 1.64 - 17.17      $12.33    1,214,651      $ 6.45 - 17.00

Transactions  during 1995:
    Granted to employees                         -----      $        -----      $ ----        9,750      $15.25 - 17.92
    Issued to WMX Technologies, Inc.         1,875,000      $        22.00      $22.00         ----      $          ---
    Exercised, paid , or vested               (624,001)     $ 1.64 - 17.17      $ 9.05      (211,857)    $ 6.45 - 17.92
    Terminated or resigned                    (182,780)     $ 2.96 - 17.17      $ 8.50       (32,216)    $ 6.67 -  6.85
Total exercisable, December 31, 1995         6,237,183      $ 1.64 - 17.17      $12.28         ----      $          ---
Total outstanding, December 31, 1995         8,112,183      $ 1.64 - 22.00      $14.53       980,328     $ 6.45 - 17.92
Transactions  during 1996
    Granted to employees                     1,846,500      $  20.83 - 24.25    $21.16         -----     $        -----
    Exercised, paid , or vested            (2,431,398)      $   1.64 - 17.17    $12.50      (177,332)    $ 6.45 - 17.92
    Terminated or resigned                   (160,122)      $   6.29 - 17.17    $ 8.75         -----     $        -----
    Total exercisable, December 31, 1996     3,645,663      $   1.64 - 17.17    $12.36         -----     $        -----
    Total outstanding, December 31, 1996     7,367,163      $   1.64 - 24.25    $17.02       802,996     $ 6.45 - 17.92



Options outstanding at December 31, 1996:

                      Number
   Range of       outstanding       Remaining    Weighted-Average   Number exercisable    Weighted-Average
Exercise Prices   at 12/ 31/96         Life      Exercise Price        at 12/31/96         Exercise Price
---------------  -------------    ------------   ------------        ------------            -----------
$ 1.64 - $5.07        312,192       6.5 years       $ 3.34              312,192                $
3.34
$ 6.29 - $11.56     1,373,143       5.0 years       $ 9.41            1,373,143                $
9.41
$14.50 - $24.25     5,681,828       7.0 years       $19.61            1,960,328
$15.86
                    ---------       ---------       ------            ---------                ------
$1.64 - $24.25      7,367,163       6.5 years       $17.02            3,645,663                $12.36


Notes to the Consolidated Financial Statements


Cash and Marketable Securities

  Marketable securities held at December 31, 1996 and 1995, with a maturity of three months or less, are included in the Statements of Financial
Position caption "Cash and Cash Equivalents". Marketable securities are designated as available for sale and recorded at current market value, with unrealized gains and losses reported in a separate component of shareholders' equity. Marketable securities available for current operations are classified as current assets while securities held for noncurrent uses are classified as long-term. The Partnership's investments consist primarily of publicly-traded debt and common equity securities. As of December 31, 1996, the aggregate market value of the Partnership's short- and long-term investments in equity securities was $69 million and the aggregate cost basis was $62 million. There has been no material participation in derivative trading securities in 1996 or 1995. Gains and losses on sales of investments, as determined on a specific identification basis, are included in investment income in the period they are realized. Gross gains and losses on such sales were not material in 1996, 1995 or 1994.

  Interest and dividend income received on cash and marketable securities was $8.0 million, $6.8 million, and $5.4 million in 1996, 1995, and 1994, respectively.

Quarterly Operating Results

  Quarterly operating results and related growth for the last three years in revenues, gross profit, net income, and net income per share are shown in the table below. For interim accounting purposes, certain costs directly associated with the generation of lawn care revenues are initially deferred and recognized as expense as the related revenues are recognized. Full year results are not affected.
Certain amounts from prior periods have been reclassified to conform with the current presentation.


(Unaudited, in thousands, except per share data)

                                                Percent
Percent
                                                 Incr.                   Incr.
                                  1996         '96-'95     1995        '95-'94      1994
                              -----------     -------- ------------   --------- --------
-
Operating Revenue:
First Quarter                 $  740,299          5%   $   707,764         8%   $
657,638
Second Quarter                   916,931          8        852,791         8
791,496
Third Quarter                    927,227          9        854,383         7
797,015
Fourth Quarter                   873,871         11        787,566         7
739,058
                              ----------         ---   -----------        ---   --------
--
                              $3,458,328          8%   $ 3,202,504         7%
$2,985,207

Gross Profit:
First Quarter                 $  142,116          6%   $  133,458         17%   $
114,364
Second Quarter                   221,505         10       200,728         11
180,954
Third Quarter                    219,127         10       199,684          9
183,392
Fourth Quarter                   194,572         15       168,934         13
150,062
                              ----------         ---   ----------         ---   --------
--
                              $  777,320         11%   $  702,804         12%   $
628,772

Net Income:
First Quarter                 $   40,513         40%   $   28,880         18%    $  24,546
Second Quarter                    71,264         42        50,160         24        40,434
Third Quarter                     68,800         44        47,750         25
38,054
Fourth Quarter                    64,563         43        45,229         23
36,849
                             -----------         ---   ----------         ---   ---------
-
                             $   245,140         43%   $  172,019         23%   $
139,883

Net Income Per Share:
First Quarter                $      0.28         17%   $     0.24         14%   $
0.21
Second Quarter                      0.49         17          0.42         20
0.35
Third Quarter                       0.48         20          0.40         21
0.33
Fourth Quarter                      0.45         18          0.38         19
0.32
                             -----------         ---   -----------        ---   ---------
-
                             $      1.70         17%   $     1.45         21%   $
1.20

Cash Distributions Per Share:
First Quarter                $      0.16          4%   $     0.15          0%   $
0.15
Second Quarter                      0.16          0          0.16          4
0.15
Third Quarter                       0.17          6          0.16          4
0.15
Fourth Quarter                      0.17          6          0.16          4
0.15
                             -----------         ---   ----------         ---   ---------
--
                             $      0.66          4%   $     0.63          3%   $      0.61
Price Per Share:
First Quarter               $22.33 - 19.38             $16.67 - 14.33           $18.92 -
14.67
Second Quarter               23.50 - 20.63              18.17 - 15.75            17.59 -
15.09
Third Quarter                24.75 - 21.50              19.25 - 17.67            17.67 -
16.00
Fourth Quarter               26.63 - 23.75              20.25 - 18.42            16.92 -
14.33

All share and per share data reflect the three-for-two share split in June 1996.
